                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

            For the Month Ended                  Commission file number
            November 30, 2002                    0-14884


            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.

                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F  X               Form 40-F
                             -----                      -----


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                        No  X
                       -----                     -----

     If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .


                           Total number of pages is 82

          Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

                                                              2002 ANNUAL REPORT
                                                            SAND TECHNOLOGY INC.


[SAND TECHNOLOGY LOGO]

                                    CONTENTS

                              SAND TECHNOLOGY INC.


LETTER TO SHAREHOLDERS........................................................1

FINANCIAL HIGHLIGHTS..........................................................3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS.................................5

AUDITORS' REPORT.............................................................27

CONSOLIDATED BALANCE SHEETS..................................................28

CONSOLIDATED STATEMENTS OF OPERATIONS........................................29

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY..............................30

CONSOLIDATED STATEMENTS OF CASH FLOWS........................................31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS...............................32

DIRECTORS AND OFFICERS.......................................................43

SHAREHOLDERS' INFORMATION....................................................44


Nucleus, Nucleus Server, N: VECTOR and MPSO are registered trademarks of Sand Technology Inc. and Nucleus Exploration Mart, Nucleus Exploration Warehouse, Nucleus Virtual Database (VDB), NUCLEUS POWERED! , Nucleus E!, Nucleus Adviser, Sand Analytic Server, ANALYTICS AT THE SPEED OF BUSINESS and ClarityBlue are trademarks of Sand Technology Inc.

     THIS ANNUAL REPORT CONTAINS STATEMENTS WHICH, TO THE EXTENT THAT THEY ARE NOT RECITATIONS OF HISTORICAL FACT, ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES SECURITIES ACT OF 1993 AND OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934. THE FORWARD-LOOKING STATEMENTS ARE INTENDED TO BE SUBJECT TO THE SAFE HARBOR PROTECTION PROVIDED BY THESE ACTS. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF SAND TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FOR FORWARD-LOOKING STATEMENTS. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS ANNUAL REPORT ARE BASED ON CURRENT EXPECTATIONS AND ON INFORMATION AVAILABLE TO THE COMPANY ON THE DATE OF THIS ANNUAL REPORT. FOR A MORE DETAILED DISCUSSION OF THESE RISKS AND UNCERTAINTIES AND OTHER BUSINESS RISKS, SEE "RISK FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS" UNDER THE HEADING "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" IN THIS ANNUAL REPORT AND THE COMPANY'S REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY ASSUMES NO OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

LETTER TO SHAREHOLDERS
-------------------------------------------------------------------------------

To my fellow shareholders:

     I am pleased to have this opportunity to communicate with you on the events of the 2002 fiscal year, interesting events subsequent to the year-end and our plans and aspirations for the new fiscal year.

     The core business of Sand is to provide technology-based productivity enhancement tools to businesses and organizations worldwide - TO EMPOWER THEM WITH A BETTER UNDERSTANDING OF THEIR BUSINESS THROUGH A BETTER UNDERSTANDING OF THEIR BUSINESS DATA. Despite a global decline in rate productivity growth through the year, a year which was the worst in terms of corporate investment in technology infrastructure in a decade, I am pleased to report that we increased revenues by 24% over the previous year.

     Adoption of technology is primarily a marketing endeavour, so equally significant are the high profile customers we have added to our roster such as:

     -   USDEA for a field agent database consolidation

     -   Accenture for a tax infometrics system

     - the Human Resources Development Department of the Government of Canada (the largest per-seat BI user department) for analytic infrastructure management

     -   the University of Sherbrooke for a medical research database

     - ORANGE, one of the premier mobile phone providers in the United Kingdom, for a customer database application

     - Freeserve, a leading UK Internet Service Provider, for a hosted customer management system.

     The progress has continued since the close of the fiscal year with new customer relationship management systems for AOL in Germany and for the largest financial services organization in Europe.

     Our growing body of significant customers has caught the attention of the technology analyst community with the Gartner Group recognizing the contribution and potential of Sand in both the analytic infrastructure and CRM analytics areas.

     As you will note from these examples, our business is beginning to show consolidation along two parallel tracks - high performance analytic application infrastructure and customer relationship analytic solutions. In order to optimize both these opportunities, the company has taken the decision to divisionalize and focus specialist teams in each area.

     Sand Technology will continue to pursue the development and marketing of scaleable analytic infrastructure. The Nucleus product family, including recent enhancements, is sufficiently mature to now be repositioned as more than just a database. It will be branded the Sand Analytic Server and positioned as a high performance platform for complex analytical applications. Our strategy will capitalize on the continuing development of the Business Intelligence market and the trend away from "tools" to full-fledged analytic applications. It will focus more heavily on distribution partnerships with solutions providers, systems integrators and application vendors. Examples of this strategy at work are the Accenture tax infometrics system mentioned above, which is built on the Sand Analytic Server and the recent announcement by Protagona Worldwide that an analytic module based on the Sand Analytic Server would be bundled into its marketing application. Sand Technology will also continue to exploit a direct sales channel into the established public sector market and to pioneer solutions in other key areas.

     To capitalize on the significant inroads we have been making into the market for customer behavior analysis, an application particularly suited to the characteristics of the Sand Analytic Server, we have launched a wholly-owned division with a systems integration focus on the "customer intelligence" market. This division, branded ClarityBlue, is headquartered in our office in the United Kingdom, with a worldwide mandate, and headed by Duncan Painter. ClarityBlue already can boast a significant customer base for its customer intelligence solutions including three of the top four mobile phone companies in the United Kingdom, as well as major financial services and retail institutions. Market watchers predict that a move to customer-centricity will be the next technology-led productivity driver, with the potential to move the market in the way that ERP systems drove productivity growth in the late `90's. We believe ClarityBlue is well positioned to be a significant player in this area and to validate the role of the Sand Analytic Server as the platform of choice for high-performance analytic applications.

     Looking forward, our progress during the past fiscal year and this important restructuring position us well for fiscal 2003. We are now able to manage costs by accessing the growing revenues from the performing solutions business while eliminating the excess field costs that were burdening our direct technology sales in North America. It allows us to offer customers access to the productivity benefits of the Sand Analytic Server, either as a foundation component of their home-built solutions or as part of a custom or off-the-shelf application from a leading solutions provider, including our own ClarityBlue division. Finally, it permits us to optimally showcase and commercially leverage our human resource strengths, including both the technology development talent and the highly skilled and highly experienced team of solutions architects that we have attracted to the company.

     While there remain some uncertainties regarding the overall economy and its impact on the enterprise software market through 2003, I remain confident in the underlying imperative of the Business Intelligence business proposition, the efficacy of the Sand product suite in delivering on the promise of that market, and the abilities and commitment of Sand to execute on the promise.

     Thank you for your continued support of Sand Technology through what has been a brutal market for technology stocks. I look forward to keeping you abreast of exciting Company developments in the future.


Sincerely,

/s/ Arthur Ritchie
Arthur G. Ritchie
Chairman, President and Chief Executive Officer


November 11, 2002

FINANCIAL HIGHLIGHTS
-------------------------------------------------------------------------------

     The audited consolidated financial statements of the Corporation for fiscal year 2002 and the notes relating to them (the "Financial Statements") are presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The monetary figures throughout this Annual Report are presented consistent with Canadian GAAP except where otherwise indicated.

     The following data expressed in Canadian dollars are derived from the Financial Statements that have been audited by Deloitte & Touche LLP, auditors of the Corporation. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with, and is qualified in its entirety by, the Financial Statements appearing elsewhere in this Annual Report.


(Dollars in Thousands (000's) except for Per Share Data and Rates of Exchange)

                                                               FISCAL YEAR ENDED
                                              ----------------------------------------------
                                                    7/31/02         7/31/01         7/31/00
                                              ----------------------------------------------
                                                     CA              CA              CA

Rates of exchange
   At period end-- US$....................          $1.58           $1.53            $1.49
   Average for the period.................          $1.57           $1.52            $1.47

Results of Operations
   Net Sales..............................        $13,922         $11,259           $6,895
   Research and Development Costs.........        $(4,888)        $(3,924)         $(4,006)
   Selling, General and Administrative
   Expenses...............................       $(16,589)       $(11,413)         $(6,668)
   Cost of Sales and Product Support......        $(7,423)        $(5,068)         $(3,249)

Net Income (Loss).........................       $(14,812)        $(8,523)         $(2,867)

Financial Position
   Working Capital........................         $7,562         $22,204           $4,475
   Total Assets...........................        $15,528         $29,932           $9,071
   Total Liabilities......................         $5,584          $5,237           $2,522
   Shareholders' Equity...................         $9,944         $24,695           $6,549

Earnings (Loss) per Share.................         $(1.12)         $(0.71)          $(0.32)
Weighted Average Numbers of Shares
   outstanding during each period (000's)          13,186          12,079            8,919


The same data, presented in conformity with US GAAP, is shown on the next page.

(Dollars in Thousands (000's) except for Per Share Data and Rates of Exchange)

                                                               FISCAL YEAR ENDED
                                              ----------------------------------------------
                                                    7/31/02         7/31/01         7/31/00
                                              ----------------------------------------------
                                                     CA              CA              CA
Rates of exchange
   At period end-- US$....................          $1.58           $1.53            $1.49
   Average for the period.................          $1.57           $1.52            $1.47

Results of Operations
   Net Sales..............................        $13,922         $11,259           $6,895
   Research and Developments Costs........        $(4,888)        $(3,924)         $(4,006)
   Selling, General and Administrative
   Expenses...............................       $(16,589)       $(11,413)         $(6,668)
   Cost of Sales and Product Support......        $(7,423)        $(5,068)         $(3,249)

Net Income (Loss).........................       $(14,812)        $(8,523)         $(2,867)

Financial Position
   Working Capital........................         $7,562         $22,204           $4,475
   Total Assets...........................        $15,528         $29,932           $9,071
   Total Liabilities......................         $5,584          $5,237           $2,522
   Shareholders' Equity...................         $9,944         $24,695           $6,549

Earnings (Loss) per Share.................         $(1.12)         $(0.71)          $(0.32)
Weighted Average Numbers of Shares
   outstanding during each period (000's)          13,186          12,079            8,919

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
-------------------------------------------------------------------------------

     THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE CORPORATION'S CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THEM AND THE OTHER INFORMATION INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. CERTAIN STATEMENTS CONTAINED IN THIS DISCUSSION ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES SECURITIES ACT OF 1933 AND OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934. THE FORWARD-LOOKING STATEMENTS ARE INTENDED TO BE SUBJECT TO THE SAFE HARBOUR PROTECTION PROVIDED BY THESE ACTS. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF SAND TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS DISCUSSION ARE BASED ON CURRENT EXPECTATIONS AND ON INFORMATION AVAILABLE TO THE CORPORATION ON NOVEMBER 11, 2002. FOR A MORE DETAILED DISCUSSION OF THESE RISKS AND UNCERTAINTIES AND OTHER BUSINESS RISKS, SEE "RISK FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS" BELOW AND THE CORPORATION'S REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION. THE CORPORATION ASSUMES NO OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

     ALL FIGURES GIVEN IN THIS DISCUSSION ARE IN CANADIAN DOLLARS AND ARE PRESENTED IN CONFORMITY WITH CANADIAN GAAP. AS NOTED IN NOTE 15 TO THE FINANCIAL STATEMENTS, THERE ARE NO MATERIAL DIFFERENCES WHICH WOULD RESULT IN THE REPORTED AMOUNTS OF NET CONSOLIDATED EARNINGS FROM THE APPLICATION OF US GAAP. "FISCAL 2000", "FISCAL 2001" AND "FISCAL 2002" MEAN THE FISCAL YEARS OF THE CORPORATION ENDED JULY 31, 2000, JULY 31, 2001 AND JULY 31, 2002, RESPECTIVELY.

OVERVIEW

     Sand Technology Inc. was incorporated on December 10, 1982 under the Canada Business Corporations Act and carried on business under the name Sand Technology Systems (Canada) Inc. until 1988. From 1988 until 1999, we used the name Sand Technology Systems International Inc. On January 1, 2000, we changed our name to Sand Technology Inc.

     Up to a few years ago, an important part of our business was the sale and service of mainframe peripheral products manufactured by Hitachi, Ltd. of Japan, through Hitachi Data Systems Inc. ("HDS Canada"). HDS Canada marketed a broad range of information processing solutions, including enterprise servers, storage subsystems, peripheral products and professional services. Sand was the legal and beneficial owner of 40% of the issued and outstanding shares of HDS Canada; Hitachi Data Systems Corporation ("HDSC") of Santa Clara, California was the legal and beneficial owner of the remaining 60%. In August 1999, Sand sold its 40% interest in HDS Canada to HDSC for a cash consideration of approximately $7,300,000 and withdrew from the mainframe computer market and the peripheral hardware market.

     We have now fully shifted our focus to the design, development, marketing and support of software products that enable users to retrieve information from large amounts of data and to specialized systems integration services related to those products. Our software products, collectively known as the Sand Analytic Server, are designed to provide an efficient and cost-effective way to make inquiries of large databases. The Sand Analytic Server, which incorporates the patent-protected Nucleus database engine and other Nucleus derived products, facilitates the use of data mining, data marts, data warehouses, and on-line analytical processing, thereby enabling effective e-commerce, CRM, SCM and other critical web-enabled systems. Our products permit more timely and accurate decision processing by desktop, workgroup, departmental and enterprise computing systems, turning "business intelligence" into "customer intelligence". Customers in Europe and North America use Sand's solutions for both analytical and operational purposes, including, amongst others, CRM and CRM analytics, Web analytics, and strategic planning.

DEVELOPMENTS IN 2002

     At the end of the 2002 fiscal year and subsequently, we further consolidated the systems integration portion of our business, which had been growing in importance over fiscal 2002. In order to actively pursue major systems integration assignments in parallel with developing marketing relationships with other major systems integrators whereby they would employ the Sand Analytic Server in their initiatives, and to do so in a manner that was not seen by potential systems integration partners as direct competition, we rebranded our own systems integration division under the operating name ClarityBlue. ClarityBlue will concentrate on developing a strong competitive practice and associated intellectual property base on assignments utilizing the Sand Analytic Server product. The product division, operating as Sand Technology, will continue to develop and market the Sand Analytic Server and associated products directly and through distribution undertakings.

     As a result of this shift in focus, we should be viewed as a company which has redoubled its commitment to a rapidly evolving industry which seeks to improve the business professional's ability to make timely, fact-based business decisions. We will now be able to satisfy the needs of both organizations looking for analytical technologies with which to build their own solutions and organizations which prefer to have a solution custom-built and/or custom-managed for them. Our revenues will continue to consist of license fees for software products and fees for a range of associated services, including software maintenance and support, training and system implementation consulting. It is anticipated that, for at least the next year, the proportion of revenue from service fees will continue to expand more rapidly than that related to software licenses. Our plans to achieve profitability in the future will continue to require us to devote substantial financial resources to grow our work force, improve our infrastructure, continue the development and the marketing and distribution of our products, and generally support our expanding operations.

Products and Services

     We have developed a unique data storage and manipulation architecture known as the Sand Analytic Server, which allows ad hoc queries on large amounts of data to be performed efficiently and cost-effectively. This represents a patented breakthrough in the storage and integration of data, and in the speed and flexibility at which data can be analyzed. These technologies are based on a new tokenized database engine designed to perform very unstructured inquiries on large databases for the emerging "post-relational era". We provide high-performance scalable software solutions for data mining, data marts, data warehouses and on-line analytical processing.


     The Sand Analytic Server can best be viewed as a platform-type technology that enables organizations to maximize the business value of corporate information through intuitive, interactive data access and analysis, resulting in more informed business decisions. The Sand Analytic Server, or the Nucleus products upon which it is based, are already being used in the retail, finance, healthcare, transportation, telecommunication, manufacturing, government and insurance sectors to support strategic corporate initiatives including e-business, customer relationship management, reporting, supply chain management, risk analysis and management, product trend and profitability analysis, fraud detection, emerging markets, competitive analysis and quality control.


     The Sand Analytic Server incorporates a number of advanced technologies. Its development has already required, and will continue to require substantial investment in research and development. In fiscal 2002, great advancements were made in the ability to quickly and efficiently load large volumes of data into the Sand Analytic Server and in the ability of the Sand Analytic Server to support an even wider variety of applications by more efficient interfacing with third-party applications and data extraction tools.


Marketing and Sales


     We have offices in Iselin, New Jersey and Pasadena, California, through Sand Technology Corporation ("Sand USA"), to provide for the marketing and distribution of our Nucleus Product Suite of products and the Sand Analytic Server in the United States.

     In 1999, we opened an office in England through Sand Technology (U.K.) Limited ("Sand UK"), to provide for the marketing and distribution of our Nucleus Product Suite of products in the United Kingdom and Europe. This office is also the operating headquarters for the newly created ClarityBlue systems integration division. In 2001, we opened an office in Dublin, Ireland through Sand Technology Ireland Limited and in Hamburg, Germany through Sand Technology Deutschland GmbH. We have entered into important strategic alliances or commercial relationships with, among others, IBM,

Microsoft, Oracle, KPMG, Ab Initio, Brio Technology, Business Objects, Information Builders, Acta, Soza, Sema/Schlumberger, Equifax and Protagona Worldwide. The United States General Services Administration (GSA) has officially approved the addition of the Nucleus Product Suite to a GSA Supply Schedule.

     We initially sold our products primarily through a distribution network of value-added resellers, resellers and distributors located in the United States, Canada and the United Kingdom. Direct sales now play a larger role, particularly for the systems integration division. The Company's long-term direction for the analytical infrastructure products is that they become a recognized high-performance platform for advanced analytical applications, so while we will continue to pioneer vertical and application markets through our own direct sales efforts, our long term distribution strategy is to engage a network of analytical solutions providers, both application vendors and systems integrators, to incorporate the Sand Analytic Server as a key part of their offering. Two notable examples are the announcement this year that Protagona Worldwide would imbed the Sand infrastructure into a new analytical component of its marketing services application, and our recent success in co-developing a tax infometrics system with Accenture, an application which Accenture is actively marketing to the State and Local Government market in the United States.

CRITICAL ACCOUNTING POLICIES

     We periodically review our financial reporting and disclosure practices and accounting policies to ensure that our financial reporting and disclosure system provides accurate and transparent information relative to the current economic and business environment. As part of the process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We note that we have determined that our critical accounting policies relating to our core ongoing business activities are primarily those that relate to revenue recognition. Other important accounting policies are described in Note 1 to our consolidated financial statements.


REVENUE RECOGNITION

SOURCES OF REVENUE

     In the fiscal year ended July 31, 2002, our revenue was primarily derived from the licensing of our products, the provision of related services, including installation, integration, training and maintenance support, and our application hosting services. We recognize revenue from our license agreements when all the following conditions are met:

-    We have an executed license agreement with the customer;

-    We have delivered the software product to the customer;

- The amount of the fees to be paid by the customer is fixed and determinable; and

-    Collection of these fees is deemed probable.

     Often, software license agreements are multiple-element arrangements since they include related maintenance and implementation fees. In those cases where implementation and maintenance fees are significant components, the entire arrangement fee is allocated to each element based on the respective value of license, maintenance and implementation.

PRODUCT REVENUE

Currently, product revenue consists of the following:

     - Fixed License Fee - one-time license fee in exchange for a license with a perpetual term or a time limited term or for a fixed number of copies. We typically recognize the license fees in the period during which the contract is executed or shortly thereafter, provided that we have vendor-specific objective evidence of fair value and our revenue recognition criteria are met.

     - Reseller Arrangements - the reseller generally pays a non-refundable licensing fee for our software. We recognize revenue associated with a non-refundable license fee when we have met our revenue recognition criteria.

     We anticipate that future revenues will increasingly include solution sales in addition to software and services models. The key distinguishing factors between what we would consider to be a solutions sale and a software and services sale are the comparable dollar values for services compared to software and the nature of the services contracted, being increased customization of code and more complex interfaces as opposed to simple installation. In addition, we may maintain a large amount of risk related to the success of our solutions sales agreements. These risks may be in the form of significant commitments to refunds and/or penalties on the services and/or license components should the system not perform according to expectations. For all contracts we make a determination as to whether the service element is essential to the functionality of the other elements of the arrangement. Where the service element is essential or where the arrangement involves significant customization or modification of the software, recognition of revenue will be based on the percentage of completion method based either on inputs or on outputs as dictated by the specific contracts. For those contracts, there will likely be an increase in the time between when the contract is signed and when we record the revenue. For fiscal 2002 our arrangements regarding sales of software licenses did not include services that were essential to the functionality of the solution as a whole.

     Sand reports the revenue on a gross basis only if it acts as the principal in the transaction and assumes the risks and rewards of ownership, such as the risk of loss for collection, delivery, and returns. In cases where these conditions are not met, we record the revenue based on the net amount retained.

     Due to the down-turn in the economy, our customers have been and continue to be reluctant to make large commitments in up-front license fees, and so, our revenues from license and maintenance arrangements have been and are expected to be lower until the economy recovers and our customers begin to increase their levels of capital expenditures. The lack of a sufficient quantity of customer transactions may make it difficult for us to allocate specific revenue amounts to license sales of new products. As a result, we expect that in the future, for such new product sales, we will be using the residual method to record revenues. Under this method, for arrangements where we have undelivered elements which are typically services and maintenance, we will record the remaining value of the contract as license revenue after allocating full value to the undelivered elements.

SERVICE REVENUE

IMPLEMENTATION AND CUSTOMER SERVICE FEES

     Revenue from implementation and customer services include fees for implementation of our product offerings, consulting and training services. We currently rely, and expect to continue to rely, upon a combination of our own resources and third-party consulting organizations to deliver these services to our customers. Customers are charged a fee based on time and expenses. Depending on the circumstances of specific contracts, revenue from implementation and customer service fees is recognized as the services are performed or as contractual milestones and acceptance criteria are met.

MAINTENANCE FEES

     We receive revenue from maintaining and servicing our products for customers. The maintenance fee is typically equal to a specified percentage of the customer's license fee. If associated with the fixed-fee license model, the maintenance revenues received will be recorded as deferred revenue and recognized on a straight-line basis over the contract period.

     For a more detailed description of revenue recognition policies, refer to note 1 of our consolidated financial statements.

RESULTS OF OPERATIONS
FISCAL 2002 COMPARED WITH FISCAL 2001

Revenue

     Our sales in fiscal 2002 were $13,922,077, an increase of 24% from sales of $11,258,528 in fiscal 2001.

     Our sales in fiscal 2002 in North America were $4,417,697, an increase of 33% from sales of $3,313,856 in fiscal 2001. In Europe, sales in fiscal 2002 were $9,504,380, an increase of 20% from sales of $7,944,672 in fiscal 2001.

     The increase in sales is primarily due to increased market acceptance for our Sand Analytic Server, increased selling activities resulting from a larger and more effective sales force, an increase in the average size of our significant transactions, an increase in the number of transactions and related implementations, and an increased customer base demanding training, consulting, implementation and support services.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our Nucleus Product Suite. Selling, general and administrative expenses increased by 45% to $16,589,255 for the fiscal year ended July 31, 2002 from $11,413,368 for the fiscal year ended July 31, 2001. The increase is primarily due to bad debt expense of $1,538,571 incurred in fiscal 2002 ($20,360 in fiscal 2001), increased costs associated with building our solutions business in the United Kingdom and increased marketing efforts to address international and specific markets. During fiscal 2003, Sand anticipates that selling, general and administrative expenses may decline as a percentage of total revenues. Certain costs relating to system architects who assist clients to implement systems have been reclassified as a cost of sales and the cost of materials and equipment used in research and development activities has been reclassified as research and development.

Research and Development Expenses

     Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing. Research and development expenses increased by 25% to $4,887,581 for the fiscal year ended July 31, 2002 from $3,923,671 for the fiscal year ended July 31, 2001. As a percentage of total revenues, research and development expenses remained unchanged at 35%. The relatively constant amount devoted to research and development expenses as a percentage of total revenues reflects the current stage of development of the Sand Analytic Server. We believe that significant investment for research and development is essential to maintain product and technical leadership and expect that we will continue to commit substantial resources to research and development in the future. However, for fiscal 2003 we expect that research and development expenditures will decrease, both in absolute dollars and as a percentage of total revenues. The cost of materials and equipment used in research and development activities has been reclassified from SG&A to research and development expenses.

Cost of Sales

     Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, and costs related to providing support services. Cost of sales increased by 46% to $7,422,955 for the fiscal year ended July 31, 2002 from $5,068,489 for the fiscal year ended July 31, 2001. This increase is primarily due to increased costs associated with software licenses and salaries and other personnel-related expenses incurred in providing support services in response to increased demand for maintenance and support services. Cost of revenues from services may vary due to the mix of services provided by Sand's personnel relative to services provided by outside consultants and to varying levels of expenditures necessary to build the service sector. Certain costs relating to system architects who assist clients to implement systems have been reclassified from selling, general and administrative expenses to cost of sales.

Operations

     Losses from operations were higher for the fiscal year ended July 31, 2002, reaching an amount of $14,812,001, as compared to a loss of $8,522,676 for the fiscal year ended July 31, 2001, an increase of 74%. Substantial expenditures were incurred in bringing our Sand Analytic Server to market and in further establishing the infrastructure associated with our direct sales force and to the support of our products. There can be no assurance that we will be profitable on a quarterly or annual basis in the future. Future operating results will depend on many factors, including the demand for our products, the level of product and price competition, our success in selling our Sand Analytic Server and establishing our direct sales force and distribution channels, the state of the market for our products and general economic conditions.

Liquidity and Capital Resources

     Cash and investments at July 31, 2002 were $5,958,011 compared with $18,488,707 at July 31, 2001. A subsidiary of Sand negotiated a line of credit of $1,200,000 (Pound Sterling 500,000) with a commercial bank. No draw-downs have been made on this line of credit. We believe that we have sufficient internal resources available to fund our expected working capital requirements through fiscal 2003.

FISCAL 2001 COMPARED WITH FISCAL 2000

Revenue

     Sales in fiscal 2001 were $11,258,528, an increase of 63% from sales of $6,895,016 in fiscal 2000. A net loss of $8,522,676 was incurred in fiscal 2001 as compared to a net loss of $2,866,907 in fiscal 2000, an increase of 197%.

     The increase in sales was due to an increase in software license revenue, an increase in customer service contracts and a growing support and maintenance base. We believe that the increase during fiscal 2001 was due to the expansion of our direct sales and marketing capabilities in North America and Europe which helped bring about broader acceptance of our Nucleus Product Suite.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our Nucleus products. Selling, general and administrative expenses increased by 71% to $11,413,368 for the fiscal year ended July 31, 2001 from $6,667,973 for the fiscal year ended
July 31, 2000. The increase is primarily due to increased costs associated with building our direct sales force and increased marketing efforts to address international and specific markets. Certain costs relating to system architects who assist clients to implement systems have been reclassified as a cost of sales and the cost of materials and equipment used in research and development activities has been reclassified as research and development.

Research and Development Expenses

     Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing. Research and development expenses decreased by 2% to $3,923,671 for the fiscal year ended July 31, 2001 from $4,005,576 for the fiscal year ended July 31, 2000. As a percentage of total revenues, research and development expenses decreased to 35% for the fiscal year 2001 from 58% for the fiscal year 2000. The stable dollar amount devoted to research and development expenses reflected the then-current stage of development of the Nucleus Product Suite. The cost of materials and equipment used in research and development activities has been reclassified from SG&A to research and development expenses.

Cost of Sales

     Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, and costs related to providing support services. Cost of sales increased by 56% to $5,068,489 for the fiscal year ended July 31, 2001 from $3,248,748 for the fiscal year ended July 31, 2000. This increase is primarily due to increased costs associated with software licenses and salaries and other personnel-related expenses incurred in providing professional services, including consulting and customer support. Certain costs relating to system architects who assist clients to implement systems have been reclassified from selling, general and administrative expenses to cost of sales.

Operations

     Losses from operations were higher for the fiscal year ended July 31, 2001, reaching an amount of $8,522,676, an increase of 23%, as compared to a loss of $6,942,713 for the fiscal year ended July 31, 2000. Substantial expenditures were incurred to bring our

Nucleus products to market and to establish the infrastructure associated with our direct sales force and to support our products.

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

     In addition to the other information in this Annual Report, the following factors should be considered in evaluating Sand and our business. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties of which we are not presently aware or that we currently consider immaterial, may also impair our business, our operating results and financial condition.

RISKS ASSOCIATED WITH OUR FINANCIAL RESULTS

- WE HAVE NOT BEEN PROFITABLE IN OUR LAST FIVE FISCAL YEARS AND WE HAVE SOLD SOME OF OUR LIQUID INVESTMENTS AND NON-CORE ASSETS TO FUND OUR BUSINESS OPERATIONS. WE MAY HAVE TO OBTAIN ADDITIONAL FINANCING TO FUND OUR FUTURE OPERATIONS.

     Because we have not been profitable in the past five years, we have had to fund our losses through a combination of sales of our liquid investments and non-core assets. We incurred losses of $906,722 in fiscal 1998, $4,960,964 in fiscal 1999, $2,866,907 in fiscal 2000, $8,522,676 in fiscal 2001 and
$14,812,001 in the fiscal year ended July 31, 2002. We expect to continue to incur losses in the near future and possibly longer. Our expenses materially increased as we grew our direct sales force and built our marketing efforts to address international and specific markets. If our efforts are not successful in continuing to create additional revenues, we may be unable to achieve profitability in the future. If we do not achieve profitability in the future, we would have to obtain additional financing to fund our operations.

     We expect to continue to incur substantial operating expenses in the foreseeable future and our operating results will be adversely affected if our revenues do not increase. We must, among other things, continue to develop market awareness and acceptance of our products, increase the scope of our operations, respond to competitive developments, continue to attract, retain and motivate qualified personnel, and continue to commercialize products incorporating advanced technologies. These efforts may prove more expensive than we currently anticipate. We cannot assure you that we will be successful in addressing these risks, and the failure to do so would have a material adverse effect on our business, operating results and financial condition.

- WE CANNOT ASSURE YOU THAT WE WILL BE ABLE TO RAISE ANY ADDITIONAL FUNDING NEEDED TO FINANCE OPERATIONS.

     Our cash reserves were $5,958,011 on July 31, 2002. Our cash reserves were $18,488,707 on July 31, 2001, mainly as a result of a private placement in November 2000 of 2,900,000 Class A common shares of Sand for net cash proceeds of $24,327,273. On July 31, 2000, we had cash reserves of $2,387,112. If we do not have sufficient capital to fund our operations, we may be forced to discontinue product development, reduce our sales and marketing efforts or forego attractive business opportunities. Any of these outcomes could adversely impact our ability to respond to competitive pressures or prevent us from conducting all or a portion of our planned operations. If our available cash and existing sources of revenue are insufficient to fund our operations, we may need to raise additional funds, and additional financing may not be available on acceptable terms, if at all. If we issue additional equity securities to raise funds, the ownership percentage of the current shareholders will be reduced.

- OUR DIFFICULTY IN ACCURATELY FORECASTING OUR RESULTS FROM QUARTER TO QUARTER MAY AFFECT OUR CASH RESOURCES AND RESULT IN WIDE FLUCTUATIONS IN THE MARKET PRICE OF OUR STOCK.

     Our operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors outside of our control. As a result, we may not be able to accurately predict our necessary cash expenditures during each quarter or obtain timely financing to cover any shortfalls. We also believe that period-to-period comparisons of our operating results are not meaningful and that one should not rely on any such comparisons as an indication of our future performance. In addition, it is likely that in one or more future quarters, our operating results will fall below the expectations of securities analysts and investors. In such event, the trading price of our Class A common shares could be materially harmed. When the market price of a company's stock drops significantly, shareholders often institute securities class action lawsuits against that company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

RISKS ASSOCIATED WITH OUR BUSINESS AND OPERATIONS

- BECAUSE WE HAVE A LIMITED OPERATING HISTORY AS A DEVELOPER AND MARKETER OF SOFTWARE, IT MAY BE DIFFICULT FOR YOU TO EVALUATE OUR BUSINESS AND ITS PROSPECTS.

     Your evaluation of our business is more difficult because of our limited operating history as a developer and marketer of software. Our prospects are difficult to predict and may change rapidly. You should consider the risks, expenses and difficulties that we may encounter or incur as a company now operating in a new and rapidly evolving market, including our substantial dependence on a single line of products and our need to manage expanding operations. Our business strategy may not be successful, and we may not successfully address these risks.

-    WE PLAN TO FURTHER DEVELOP OUR DIRECT SALES FORCE.

     Though we plan to sell our products through a distribution network of value-added resellers, resellers and distributors located in the United States, Canada, the United Kingdom and Germany, direct sales will still play a key role in developing important reference accounts in new markets. Competition for sales personnel qualified for these positions is intense despite the current economic slowdown. Many of our competitors have substantially greater resources than we do or have dedicated greater resources to hiring qualified sales personnel. In addition, turnover among our sales force tends to slow sales efforts until replacement personnel are recruited and trained. We may not be able to attract and retain the sales and marketing personnel we desire, even after spending significant resources to do so, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

-    WE DEPEND ON KEY PERSONNEL.

     Our success depends to a significant degree upon the continued contributions of our key management, engineering, sales and marketing personnel, many of whom would be difficult to replace. We have an employment contract with and maintain "key person" life insurance on only one employee, Arthur G. Ritchie, our Chairman of the Board, President and Chief Executive Officer. We do not believe the proceeds of Mr. Ritchie's life insurance would adequately compensate us for his loss. We believe that our future success will also depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing, and finance personnel. Competition for qualified personnel remains intense despite the current economic slowdown, and there can be no assurance that we will be successful in attracting and retaining such personnel. We have in the past experienced difficulties in hiring highly qualified sales and engineering personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel in the future or delays in either hiring required personnel or the rate at which new people become productive, particularly sales personnel and engineers, could have a material adverse effect on our business, operating results and financial condition.

-    OUR PRODUCT SALES CYCLE IS LENGTHY.

     The purchase of our products often requires significant, executive-level investment and system design decisions by our customers. Sales take a long time to conclude because we must provide a significant level of education about the use and benefits of our products. We believe that many companies are not yet fully aware of the benefits of enterprise-wide business intelligence solutions, nor have such companies yet deployed business intelligence solutions on an enterprise-wide basis. Accordingly, the sales cycle associated with the purchase of our Sand Analytic Server is typically three to nine months in length. During this period, a potential sale is subject to a number of significant risks over which we have little or no control, including customers' budgeting constraints and internal acceptance review procedures including, in some instances, approval by the board of directors of the customer. Additionally, the sales cycle for our products in the United States and Canada has historically been, and is expected to continue to be, shorter than the sales cycle in the United Kingdom. Moreover, as we expand into Germany and the rest of Europe, we expect that the sales cycle will also be longer than it has been in the United Kingdom. Based in part upon, among other things, our lengthy sales cycle, the timing of sales is difficult to predict and our earnings and operating results could vary significantly from quarter to quarter during the current fiscal year. Excessive delay in product sales could have a material adverse effect on our business, operating results and financial condition.

-    WE MUST CONTINUE TO MAINTAIN AND GROW OUR INDIRECT SALES CHANNELS.

     Our success in maintaining our indirect channels, value-added resellers, resellers and distributors is important to our ability to achieve revenue growth and improved operating margins on product sales. Despite the fact that we continue to invest significant resources to develop our indirect channels, we may not be able to continue to attract and retain additional companies in our indirect channels that will be able to market our Sand Analytic Server effectively and will be qualified to provide timely and cost-effective customer support and services. In addition, our agreements with companies in our indirect channels do not restrict such companies from distributing competing products, and in many cases, these agreements may be terminated by either party without cause. We may not be able to successfully expand our sales through indirect channels, and failure to do so could have a material adverse effect on our business, operating results and financial condition.

-    WE OPERATE IN A HIGHLY COMPETITIVE MARKET.

     We now compete in the highly competitive computer software industry as a result of bringing our original Nucleus product family and more recently the Sand Analytic Server to market. The market in which we operate is still developing and is intensively competitive, highly fragmented, and characterized by rapidly changing technology and evolving standards. Our current and potential competitors offer a variety of software solutions and generally fall within several categories:

- vendors of business intelligence software such as Brio Technology, Inc., Cognos, Business Objects, Crystal Decisions, SAP, Siebel and Hummingbird;

- vendors offering alternative approaches to delivering analysis capabilities to users, such as MicroStrategy, Computer Associates, Hyperion Software and Actuate;

- database vendors that offer products which operate specifically with their proprietary database, such as Microsoft, IBM, and Oracle Corporation:

- portal software vendors, such as Plumtree, Viador and Portal Software; and

- other companies that may in the future announce offerings of enterprise business intelligence solutions.

     Our competitive position in our market is uncertain, due principally to the variety of current and potential competitors and the emerging nature of the market. We expect additional competition as other established and emerging companies enter into the business intelligence software market and new products and technologies are introduced. Increased competition could result in price reductions, fewer customer orders, reduced gross margins, longer sales cycles, and loss of market share.

     Current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our prospective customers. Our current or future indirect channel partners may establish cooperative relationships with our current or potential competitors and limit our ability to sell products through particular distribution channels. Such competition could have a material adverse effect on our ability to enter into new licensing agreements, and maintenance and support renewals for existing licensing agreements, with respect to our products. Competitive pressures could also require us to reduce the price of our products.

     We compete primarily on the basis of product features, time to market, ease of use, product performance, product quality, analytical capability, user scalability, open architecture, customer support and price. While we believe we presently compete favourably with respect to each of these factors, our market is evolving at a rapid pace.

     We cannot assure you that we will be able to compete successfully against current and future competitors, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

- AS WE EXPAND BEYOND NORTH AMERICA, WE WILL BE EXPOSED TO CERTAIN RISKS INHERENT IN DOING BUSINESS ON AN INTERNATIONAL LEVEL.

     Sales to customers outside of North America, including sales generated by our U.K. subsidiary, represented 67%, 71% and 68% of our total revenue for fiscal 2000, 2001 and 2002, respectively. We have sales offices in the United Kingdom and Germany.

     A key component of our strategy is our planned expansion into additional international markets. To facilitate this international expansion, we need to localize our products for the additional foreign markets. If the revenues generated by these expanded international operations do not offset the expense of establishing and maintaining these foreign operations, there could be a material adverse effect on our business, operating results and financial condition. To date, we have only limited experience in developing localized versions of our products and marketing and distributing our products internationally. We cannot assure you that we will be able to successfully localize, market, sell and deliver our products in these markets.

     There are also additional risks in doing business on an international level, such as increased difficulty in controlling operating expenses, unexpected changes in regulatory requirements, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political instability, fluctuations in currency exchange rates, seasonal reductions in business activity, and potentially adverse tax consequences. These risks could adversely impact the success of our international operations. We cannot assure you that one or more of these factors will not have a material adverse effect on our future international operations and, consequently, on our business, operating results and financial condition.

- WE CURRENTLY DEPEND ON SALES OF THE SAND ANALYTIC SERVER AND THE NUCLEUS PRODUCT SUITE TO GENERATE MOST OF OUR REVENUE.

     We expect the sale of our Sand Analytic Server and Nucleus Product Suite to constitute most of our revenue for the foreseeable future. If customers do not purchase these products, we do not currently offer any other products or services that would enable us to become profitable.

     The market for our products is characterized by rapidly changing technology, evolving industry standards and customer requirements, emerging competition, and frequent new product introductions. Our products incorporate a number of advanced technologies, including a proprietary data analysis engine, a distributed architecture, as well as Web access and delivery technology. We may be required to change and improve our products in response to changes in operating systems, applications, networking and connectivity software, computer and communications hardware, programming tools and computer language technology. As a result, the life cycle of our products is difficult to estimate. We attempt to establish and maintain partner alliances with influential companies in a variety of core technology areas to help us successfully respond to changing technology, identify new product opportunities, or develop and bring new products to market in a timely and cost-effective manner. Our failure to establish such alliances could have a material adverse effect on our business, operating results and financial condition.

     We have in the past experienced delays in software development and there can be no assurance that we will not experience delays in connection with our current or future product development activities. In particular, development efforts in the UNIX server environment are complex, and we have in the past encountered delays in developing products for this environment. Our failure, for technological or other reasons, to develop and introduce new products and product enhancements on a timely basis could have a material adverse effect on our business, operating results and financial condition.

     In addition, we or our competitors may announce enhancements to existing products, or new products that have the potential to supplant or provide lower cost alternatives to our existing products. The introduction of such enhancements or new products could render our existing products obsolete and unmarketable. Furthermore, introduction by us of products with reliability, quality or compatibility problems could result in reduced orders, delays in collecting accounts receivable, and additional service costs. The failure to introduce a new product or product enhancement on a timely basis could delay or hinder market acceptance. Research and development efforts may require us to expend significant capital and other resources. Any such event could have a material adverse effect on our business, operating results and financial condition.

-    WE DEPEND ON THE MARKET FOR ENTERPRISE BUSINESS INTELLIGENCE.

     We are focusing our selling efforts increasingly on larger, enterprise-wide implementations of our Sand Analytic Server and our Nucleus Product Suite, and we expect such sales to constitute an increasing portion of any future revenue growth. To date, our selling efforts have resulted in limited enterprise-wide implementations of our Sand Analytic Server and our Nucleus Product Suite. While we have devoted resources to promoting market awareness of our products and the needs our products address (including training our sales personnel and demonstrating our products at industry conferences and trade shows), we cannot assure you that these efforts will be sufficient to build market awareness of the need for the enterprise-wide implementations for business intelligence or acceptance of our products. Failure of a significant market for enterprise business intelligence products to fully develop, or failure of enterprise-wide implementations of our products to achieve broad market acceptance, would have a material adverse effect on our business, operating results and financial condition.

- AS A RESULT OF THEIR COMPLEXITY, OUR PRODUCTS MAY CONTAIN UNDETECTED ERRORS, FAILURES OR VIRUSES AND WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS FOR SUCH DEFECTS.

     Despite our testing of new products and their use by current and potential customers when first introduced or when new enhancements are released, we cannot assure you that there will be no defects or errors in new products or enhancements in our commercial shipments. Although we have not experienced material adverse effects resulting from any such defects and errors to date, we cannot assure you that defects and errors will not be found in new products or enhancements, resulting in loss of revenues, delay in market acceptance or damage to our reputation, which could have a material adverse effect upon our business, operating results and financial condition. While our license agreements with our customers typically contain provisions designed to limit our exposure for potential claims based on errors or malfunctions of our products, it is possible, however, that these provisions may not be effective under the laws of certain jurisdictions. Although we have not experienced any product liability claims to date, the sale and support of our products entails the risk of such claims. Although we carry insurance against product liability risks, we cannot assure you that such insurance would be adequate to cover a potential claim. A product liability claim brought against us could have a material adverse effect on our business, operating results and financial condition.

-    THERE IS LIMITED PROTECTION OF OUR PROPRIETARY RIGHTS.

     We currently rely primarily on a combination of copyright and trademark laws, patents, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. We currently have six United States patents. We cannot assure you that our patents will not be invalidated, circumvented or challenged, or that the rights granted under our patents will provide competitive advantages to us. Others may develop technologies that are similar or superior to our technology or design around any patent that may be owned by us. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, we can expect software piracy to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States and Canada. There can be no assurance that our means of protecting our proprietary rights in North America or abroad will be adequate. We have entered into source code escrow agreements with a number of our customers and indirect channel partners requiring release of source code under certain conditions. The provision of source code escrows may increase the likelihood of misappropriation by third parties. Although we are not currently aware of any claims asserted by third parties that we infringe on their intellectual property, we expect that in the future software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require us to enter into royalty or licensing agreements which may not be available on terms acceptable to us, if at all. In the event of a successful claim of product infringement against us and our failure or inability to license the infringed or similar technology, our business, operating results and financial condition would be materially adversely affected.

     Finally, in the future, we may rely upon certain software that we may license from third parties, including software that may be integrated with our internally-developed software and used in our products to perform key functions. We cannot assure you that these third-party software licenses will be available to us on terms acceptable to us or indeed that their suppliers will remain in business. Our inability to obtain or maintain any such software licenses could result in shipment delays or reductions until equivalent software could be developed, identified, licensed and integrated, which could have a material adverse effect on our business, operating results and financial condition.

RISKS WHICH MAY AFFECT THE VALUE OF OUR CLASS A COMMON SHARES

-    SHARES ELIGIBLE FOR FUTURE SALE.

     Sales of a substantial number of our Class A common shares in the public market could adversely affect the market price for our Class A common shares.

     The exercise of existing outstanding warrants and options and the number of Class A common shares available for future issuance may substantially dilute the value of our Class A common shares.

     We are authorized to issue an unlimited number of Class A common shares, of which 13,209,427 shares are outstanding as of November 1, 2002, and we have reserved an additional 1,590,773 Class A common shares for future issuance. The issuance of these authorized or reserved shares could substantially dilute the equity interest of our existing shareholders and could result in a significant decrease to the market price of our Class A common shares. We have issued warrants and granted options and rights to purchase 741,773 Class A common shares upon the exercise of warrants at prices ranging from US$5.678 to US$10 per share and 849,250 Class A common shares to directors, officers, employees and consultants upon the exercise of options at prices ranging from US$0.69 to US$7.31 per share.

- THE PRICE OF OUR CLASS A COMMON SHARES ON THE NASDAQ NATIONAL MARKET HAS BEEN AND IS LIKELY TO CONTINUE TO BE VOLATILE.

     Our Class A common shares are currently listed on the Nasdaq National Market System ("NASDAQ"). The trading price of our common shares has been and is likely to be highly volatile. Our share price, which has ranged from a low of US$0.37 to a high of US$1.84 during the past twelve months, could be subject to wide fluctuations in response to a variety of factors, including actual or anticipated variations in quarterly operating results, weakening economic conditions, new products offered by us or our competitors, changes in financial estimates by securities analysts and other events or factors that may be beyond our control. In addition, the stock markets in general, and the NASDAQ National Market and the equity markets for software companies in particular, have over the past months experienced extraordinary price and volume volatility and a significant cumulative decline. Such volatility and decline have adversely affected the stock prices for many companies irrespective of or disproportionately to the operating performance of these companies. These broad market and industry factors may materially and adversely further affect the market price of our Class A common shares, regardless of our actual operating performance.

- WE MUST REGAIN COMPLIANCE WITH NASDAQ'S MINIMUM BID PRICE REQUIREMENT TO MAINTAIN THE CONTINUED LISTING OF OUR CLASS A COMMON SHARES ON NASDAQ.

     To maintain our listing on the NASDAQ, the price of our Class A common shares must not close below the minimum bid price requirement of US$1.00 per share for any period of thirty (30) consecutive trading days and we must meet a minimum net tangible asset requirement. Sand has received a notice from the staff of NASDAQ that the price of its Class A common shares has closed for thirty consecutive trading days below the minimum US$1.00 per share requirement for continued listing on NASDAQ. The notice indicates that Sand has until January 28, 2003 to regain compliance with this requirement. The delisting of our shares from the National Market would result in a significantly less active market for our Class A common shares. There is no assurance that we would be able to satisfy the criteria for listing our Class A common shares on the NASDAQ market in the event our shares were delisted from the National Market.

-    EXISTING STOCKHOLDERS WILL CONTINUE TO EXERCISE EFFECTIVE CONTROL OVER US.

     Our executive officers and directors, together with entities affiliated with such individuals, beneficially own approximately 26% of our Class A common shares. Arthur G. Ritchie, our Chairman of the Board, President and Chief Executive Officer and a director of Sand, beneficially owns approximately
15.7% of Sand's Class A common shares. Jerome Shattner, Executive Vice President, beneficially owns 7.7% of our Class A common shares, while George Wicker, President of Sand Technology Corporation, beneficially owns 2.1% of our Class A common shares. These shareholders may, as a practical matter, continue to be able to control the election of a majority of Sand's directors and the determination of many corporate actions. This concentration of ownership could have the effect of delaying or preventing a change in control of Sand.

- OUR ABILITY TO ISSUE CLASS B SHARES COULD MAKE IT MORE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US TO THE DETRIMENT OF HOLDERS OF CLASS A COMMON SHARES.

     Our articles of incorporation provide for an unlimited number of Class B shares which, if ever they are issued, may make it difficult for a third party to acquire control of us, even if a change in control would be beneficial to our shareholders. Our board has the authority to attach special rights, including voting or dividend rights, to the Class B shares. However, the voting rights of a Class B share cannot exceed those of a Class A common share. Class B shareholders who possess these rights could make it more difficult for a third party to acquire our company.

                           [INTENTIONALLY LEFT BLANK]

               CONSOLIDATED FINANCIAL STATEMENTS OF

               SAND TECHNOLOGY INC.

               JULY 31, 2002, 2001 AND 2000

                           [INTENTIONALLY LEFT BLANK]

Deloitte & Touche LLP
Assurance and Advisory Services
1 Place Ville-Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel.: (514) 393-7115
Fax: (514) 390-4111
www.deloitte.ca

                                                   [DELOITTE & TOUCHE LLP LOGO]

AUDITORS' REPORT


To the Shareholders of
Sand Technology Inc.


We have audited the consolidated balance sheets of Sand Technology Inc. as at July 31, 2002 and 2001 and the consolidated statements of operations, shareholders' equity and cash flows for each of the three years ended July 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for each of the years in the two-year period ended July 31, 2002, we conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. With respect to the financial statements for the year ended July 31, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at July 31, 2002 and 2001 and the results of its operations and its cash flows for each of the three years ended July 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.


[DELOITTE & TOUCHE LLP SIGNATURE]

Chartered Accountants
September 20, 2002 (except for Note 13 which is as of October 18, 2002)

SAND TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEETS
AS AT JULY 31, 2002 AND 2001
(IN CANADIAN DOLLARS)

-----------------------------------------------------------------------------------------------------
                                                                      2002                 2001
-----------------------------------------------------------------------------------------------------
                                                                        $                    $
ASSETS
Current assets
    Cash and cash equivalents                                        5,958,011           18,488,707
    Accounts receivable                                              6,316,918            8,415,870
    Inventories                                                        205,290               44,783
    Prepaid expenses                                                   565,546              391,488
    Loan bearing interest at 8%                                        100,000              100,000
-----------------------------------------------------------------------------------------------------
                                                                    13,145,765           27,440,848

Capital assets (Note 2)                                              2,336,603            1,506,303
Acquired technology (Note 3)                                            45,430              985,133
-----------------------------------------------------------------------------------------------------
                                                                    15,527,798           29,932,284
=====================================================================================================

LIABILITIES
Current liabilities
    Accounts payable and accrued liabilities                         3,511,032            3,401,650
    Deferred revenue                                                 2,073,154            1,835,260
-----------------------------------------------------------------------------------------------------
                                                                     5,584,186            5,236,910
=====================================================================================================

COMMITMENTS (Note 8)

SHAREHOLDERS' EQUITY
    Common stock (Note 4)
        Authorized
           An unlimited number of Class "A" common shares,
               without par value
        Issued and outstanding
           13,209,427 common shares (13,153,427 in 2001)            39,185,351           39,125,112
    Deficit                                                        (29,241,739)         (14,429,738)
-----------------------------------------------------------------------------------------------------
                                                                     9,943,612           24,695,374
-----------------------------------------------------------------------------------------------------
                                                                    15,527,798           29,932,284
=====================================================================================================

              See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED JULY 31, 2002, 2001 AND 2000
(IN CANADIAN DOLLARS)

-------------------------------------------------------------------------------------------------------------------
                                                                2002                2001                 2000
-------------------------------------------------------------------------------------------------------------------
                                                                  $                   $                    $
NET SALES                                                    13,922,077           11,258,528            6,895,016
Cost of sales and product support                            (7,422,955)          (5,068,489)          (3,248,748)
Research and development costs                               (4,887,581)          (3,923,671)          (4,005,576)
Selling, general and administrative expenses                (16,589,255)         (11,413,368)          (6,667,973)
Net interest and profit on sales of investments                 165,713              624,324               84,568
-------------------------------------------------------------------------------------------------------------------
Loss from operations                                        (14,812,001)          (8,522,676)          (6,942,713)

Profit on sale of affiliated company (Note 5)                         -                    -            3,792,296
Equity earnings of affiliated company (Note 5)                        -                    -              283,510
-------------------------------------------------------------------------------------------------------------------
NET LOSS                                                    (14,812,001)          (8,522,676)          (2,866,907)
===================================================================================================================

Loss per share                                                    (1.12)               (0.71)               (0.32)
===================================================================================================================

Weighted average number of
    shares outstanding                                       13,186,194           12,079,359            8,919,211
===================================================================================================================


     APPROVED BY THE BOARD OF DIRECTORS

          /s/ Arthur Ritchie                   /s/ Douglas S. Pryde
          Arthur G. Ritchie, DIRECTOR          Douglas S. Pryde, DIRECTOR


              See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED JULY 31, 2002, 2001 AND 2000
(IN CANADIAN DOLLARS)

-------------------------------------------------------------------------------------------------------------------
                                                                      Common stock                      Retained
                                       Exchange                 --------------------------              earnings
                                         rate                   Shares              Amount              (deficit)
-------------------------------------------------------------------------------------------------------------------
                                          US$                                          $                     $

BALANCE, JULY 31, 1999                   0.66                 8,528,206            8,781,335            (3,040,155)

Net loss                                                              -                    -            (2,866,907)

Exercise of stock options                0.68                   520,000              335,130                     -

Private placement                        0.68                   315,789            1,885,723                     -


Balance of purchase price
    exchanged for shares                                        263,150            1,453,560                     -
-------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 2000                   0.68                 9,627,145           12,455,748            (5,907,062)

Net loss                                                              -                    -            (8,522,676)

Exercise of stock options                0.66                    40,000               77,608                     -

Common share equity line                 0.66                   586,282            2,264,483                     -

Private placement                        0.66                 2,900,000           24,327,273                     -

-------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 2001                   0.65                13,153,427           39,125,112           (14,429,738)

Net loss                                                              -                    -           (14,812,001)

Exercise of stock options                0.64                    56,000               60,239                     -
-------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 2002                   0.63                13,209,427           39,185,351           (29,241,739)
===================================================================================================================

              See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JULY 31, 2002, 2001 AND 2000
(IN CANADIAN DOLLARS)

-------------------------------------------------------------------------------------------------------------------
                                                                2002                2001                 2000
-------------------------------------------------------------------------------------------------------------------
                                                                  $                   $                    $
OPERATING ACTIVITIES
    Net loss                                                (14,812,001)          (8,522,676)          (2,866,907)
    Items not affecting cash
        Depreciation of equipment                               556,006              211,418               94,704
        Amortization of acquired technology                     948,981              948,981              948,981
        Equity earnings of affiliated company
           (Note 5)                                                   -                    -             (283,510)
        Profit on sale of affiliated company                          -                    -           (3,792,296)
    Changes in non-cash operating
        working capital items (Note 12)                       1,873,769           (2,563,799)          (2,269,251)
-------------------------------------------------------------------------------------------------------------------
                                                            (11,433,245)          (9,926,076)          (8,168,279)
-------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
    Proceeds on sale of affiliated company                            -                    -            7,295,476
    Purchase of technology                                       (9,278)                   -                    -
    Purchase of equipment                                    (1,386,306)          (1,577,617)             (53,352)
-------------------------------------------------------------------------------------------------------------------
                                                             (1,395,584)          (1,577,617)           7,242,124
-------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
    Issue of common shares                                       60,239           26,669,364            2,220,853
    Deferred revenue                                            237,894            1,453,224              382,036
    Repayment of balance of purchase price                            -             (517,300)            (299,140)
-------------------------------------------------------------------------------------------------------------------
                                                                298,133           27,605,288            2,303,749
-------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents            (12,530,696)          16,101,595            1,377,594
Cash and cash equivalents, beginning of year                 18,488,707            2,387,112            1,009,518
-------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                        5,958,011           18,488,707            2,387,112
===================================================================================================================

There were no interest or income taxes paid during the three-year period ended July 31 2002.

              See notes to the consolidated financial statements.

The Corporation is involved in research and development to bring to market its Sand Analytic Server products and associated Nucleus data base products. The Corporation is also developing proprietary systems integration methodologies and supporting products related to the analysis of customer data. The Corporation is considered to have only one business segment. The Corporation changed its name from Sand Technology Systems International Inc. on December 17, 1999.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     SIGNIFICANT ACCOUNTING POLICIES

     The Corporation follows Canadian generally accepted accounting principles in the preparation of its financial statements. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries, Sand Technology Corp., Sand Technology (U.K.) Ltd., STSI Licensing, LLC, Sand Technology Ireland Limited and Sand Technology Deutschland GmbH. All significant intercompany transactions and balances have been eliminated.

     REVENUE RECOGNITION

     The Corporation's revenue is earned from licences of off-the-shelf software which does not require customization. This revenue is recognized once remaining obligations under the sales agreements are considered insignificant.

     Revenue from product support contracts is recognized over the life of the contract. Incremental costs directly attributable to the acquisition of product support contracts are deferred and expensed in the period the related revenue is recognized.

     Revenue from education, consulting, and other services is recognized at the time such services are rendered.

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include highly liquid investments having maturity dates of up to three months when purchased and are valued at cost, which approximates their fair value.

     INVENTORIES

     Inventories include finished products which are valued at the lower of average cost and net realizable value.

     INVESTMENT

     The investment in the affiliated company was accounted for by the equity method whereby the share of earnings or losses attributable to the period following the date of acquisition was included in operations. All significant unrealized intercompany profits have been eliminated.

     CAPITAL ASSETS

     Capital assets are recorded at cost and are amortized over their estimated useful lives at the following rates:

          Furniture and equipment                     5 year straight-line
          Computer equipment                          3 year straight-line
          Leasehold improvements              lesser of straight-line over
                                             term of lease and useful life

     ACQUIRED TECHNOLOGY

     The Corporation records its acquired technology at cost and depreciates such assets over their estimated useful lives using the straight-line method at an annual rate of 20%.

     DEFERRED REVENUE

     Deferred revenue represents unearned income associated with support agreements, software license revenue where significant vendor obligations remain.

     INCOME TAXES

     In fiscal 2001, the Corporation implemented the recommendations of CICA Handbook section 3465, Accounting for Income Taxes. Under the new recommendations, the liability method of tax allocation is used in accounting for income taxes. Under this method, future tax benefits and obligations are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when differences are expected to reverse. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.

     Prior to the adoption of the new recommendations, income tax expense would have been determined using the deferral method of tax allocation. There is no material impact on the financial statements resulting from this change.

     FOREIGN EXCHANGE TRANSLATION

     Revenues and expenses denominated in foreign currencies are translated into Canadian dollars at rates prevailing on the transaction dates. Monetary assets and liabilities are translated at year-end rates. Non-monetary assets and liabilities are translated at historical exchange rates.

     The accounts of the subsidiaries included in the consolidated financial statements are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at exchange rates in effect at the balance sheet dates; non-monetary items are translated at historical exchange rates. Revenues and expenses are translated at average exchange rates for the year, with the exception of depreciation of assets which is translated at the same historical exchange rates as the related assets. Translation losses and gains are included in operations.

     EARNINGS PER SHARE

     Per share computations are based on the weighted average number of shares outstanding during the year.

     RESEARCH AND DEVELOPMENT COSTS

     Research costs are charged to operations in the period in which they are incurred. Development costs are expensed as incurred unless a project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Corporation has not deferred any such development costs to date. Related tax credits are recorded as a reduction of research and development expenses in the period the funds are received.

2.   CAPITAL ASSETS

                                                        2002                             2001
                                     -------------------------------------------      ---------
                                                    Accumulated       Net Book         Net Book
                                        Cost        Depreciation        Value            Value
                                     ---------      ------------      ----------       ---------
                                          $               $                $                $
     Furniture and equipment           790,170         281,606           508,564         559,809
     Computer equipment              1,290,570         273,437         1,017,133         370,611
     Leasehold improvements            957,670         146,764           810,906         575,883
     -------------------------------------------------------------------------------------------
                                     3,038,410         701,807         2,336,603       1,506,303
     ===========================================================================================

3.   ACQUIRED TECHNOLOGY 2002 2001

                                                        2002                             2001
                                     -------------------------------------------      ---------
                                                    Accumulated       Net Book         Net Book
                                       Cost         Depreciation        Value            Value
                                     ---------      ------------      ----------       ---------
                                         $                $                $                $
     Product source codes            3,002,317        2,956,887         45,430           985,133
     ===========================================================================================

4.   COMMON STOCK

     AUTHORIZED

     Unlimited number of Class "A" common shares without par value.

     SHARE ISSUANCES

     During the year ended July 31, 2000, 440,000 common shares were issued under the Share Option Plan for proceeds of $159,698, 16,000 common shares were issued under the 1996 Stock Incentive Plan for proceeds of $112,693 and 64,000 common shares were issued under the 1996 Stock Option Plan for proceeds of $62,740.

     On June 1, 2000, the Corporation completed a private placement involving the issuance of 315,789 common shares for net cash proceeds of $1,885,723. Under the terms of the agreement, the shares were sold for a purchase price of US$4.75 per share. The Corporation also issued 65,217 warrants which may be exercised from time to time during the period beginning June 1, 2000 and ending on May 31, 2003 at an exercise price of US$10.00 per share.

     On July 31, 2000, the Corporation agreed to satisfy $1,453,560 of its obligations resulting from the acquisition of the Nucleus rights by issuing 263,150 shares of common stock (Note 5).

     On June 1, 2000, the Corporation entered into a Common Share Purchase Agreement ("CSPA") allowing the Corporation to access up to US$30,000,000 through a common share equity line. Pursuant to the CSPA, the Corporation may, at its option, issue and sell to the purchaser up to US$30,000,000 of the Corporation's common shares over a period of 12 months at a discount of 10% from the average daily price of the common stock. The Corporation also issued 364,556 warrants which may be exercised from time to time over the period of 12 months at an exercise price of US$5.6781 per share.

     During the year ended July 31, 2001, the Corporation issued 586,282 common shares through its common share equity line for net cash proceeds of $2,264,483.

     In November 2000, the Corporation completed a private placement involving the issuance of 2,900,000 common shares for net cash proceeds of $24,327,273. Under the terms of the agreement, the shares were sold for a purchase price of US$6.00 per share. The Corporation also issued

     312,000 warrants which may be exercised from time to time during the period beginning November 22, 2000 and ending on November 22, 2002 at an exercise price of US$6.00 per share.

     During the year, ended July 31, 2001, 40,000 common shares were issued under the 1996 Stock Incentive Plan for proceeds of $77,608.

     During fiscal 2002, 56,000 Class "A" common shares were issued pursuant to the 1996 Stock Option Plan for proceeds of $60,239.

     SHARE REPURCHASE PROGRAM

     On October 10, 2001, the Corporation announced an open market share repurchase program under which it may repurchase, up to a maximum of 659,160 of its outstanding Class A Common Shares from October 15, 2001 to October 15, 2002.

     STOCK OPTION PLANS

     The Company has two stock option plans. Under the 1996 Stock Incentive Plan, the Company may grant options to its regular full-time employees and those of its subsidiaries for up to a maximum of 1,100,000 common shares. Under the 1996 Stock Option Plan, the Company may grant options to its regular full-time employees and non-employee directors and those of its subsidiaries for up to a maximum of 900,000 common shares. Under both plans, the exercise price of each option is not less than the market price of the Company's shares on the Nasdaq National Market System on the day prior to the date of grant, options vest ratably over a five year period and option's maximum term is 10 years.

     Activity in the stock option plans for fiscal 2002, 2001 and 2000 was as follows:

                                            2002                       2001                          2000
                                 --------------------------   ------------------------     ------------------------
                                                WEIGHTED                     Weighted                 Weighted
                                                 AVERAGE                      average                  average
                                   OPTIONS      EXERCISE        Options      exercise       Options   exercise
                                    (000)         PRICE          (000)         price         (000)      price
     --------------------------------------------------------------------------------------------------------------
                                      #            $US             #            $US            #         $US
     Outstanding,
     Beginning of year              1,389          4.53            958          4.15         1,251        4.08
       Granted                        333          3.20            515          5.02           271        5.32
       Exercised                       56          0.67             40          1.27            80        1.49
       Forfeited                      817          5.30             44          5.06           484        5.06

     Outstanding,
        end of year                   849          3.52          1,389          4.53           958        4.15
     Options exercisable
        at year end                   324                          247                         177

     The following table summarizes significant ranges of outstanding options held by directors, officers, and employees as of July 31, 2002:


                                                              Options outstanding                  Options exercisable
                                                    --------------------------------------         --------------------
                                                                  Weighted
                                                                   average        Weighted                     Weighted
                                                                  remaining        average                      average
                                                    Options         life          exercise         Options     exercise
             Range of exercise prices ($US)          (000)         (years)          price           (000)        price
     -------------------------------------------------------------------------------------------------------------------
                                                       #                              $               #            $
             < 1.00                                   160           3.97             0.69             160          0.69
             1.00 to 1.99                             159           9.56             1.23               -             -
             3.00 to 3.99                              20           3.97             3.38              20          3.38
             4.00 to 4.99                              48           5.45             4.40              38          4.40
             5.00 to 5.99                             424           8.49             5.07              87          5.19
             6.00 to 6.99                              32           7.11             6.38              15          6.38
             7.00 to 7.99                               6           6.54             7.13               4          7.13
     -------------------------------------------------------------------------------------------------------------------
                                                      849           7.50             3.52             324          2.84
     ===================================================================================================================

5.   INVESTMENT IN AFFILIATED COMPANY

     HITACHI DATA SYSTEMS INC.

     On August 20, 1999, the Corporation sold its 40% investment in Hitachi Data Systems Inc. to Hitachi Data Systems Corporation of Santa Clara for $7,295,476 in cash.

     The audited financial statements of Hitachi Data Systems Inc., the results of operations for the 20-day period ended August 20, 1999 and the four-month period ended July 31, 1999, and the carrying value of the related investment, accounted for under the equity method, are summarized below:

                                                           March 31,
                                                              1999
                                                          -----------
                                                               $
     Financial position
          Current assets                                   17,309,867
          Current liabilities                              12,120,456
     ----------------------------------------------------------------

     Working capital                                        5,189,411
     Other assets                                           6,476,403
     ----------------------------------------------------------------
                                                           11,665,814
     Other liabilities                                      4,291,312
     ----------------------------------------------------------------
     Equity                                                 7,374,502
     ================================================================

     Results of operations
          Revenue                                          51,130,495
          Operating expenses and income taxes              48,506,953
     ----------------------------------------------------------------
     Net earnings                                           2,623,542
     ================================================================

     Dividends paid                                         4,000,000
     ================================================================

                                                                                20-day period      4-month period
                                                                                    ended               ended
                                                                                 August 20,            July 31,
                                                                                    1999                 1999
                                                                             ------------------------------------
                                                                                                           $
     Results of operations
          Revenue                                                                  4,372,657           14,619,371
          Operating expenses and income taxes                                      3,663,882           13,944,698
     ------------------------------------------------------------------------------------------------------------
     Net earnings                                                                    708,775              674,673
     ============================================================================================================

                                                                                                        July 31,
                                                                                                          2000
                                                                                                       ----------
                                                                                                            $
                                               Equity earnings for the year                               283,510
                                               ==================================================================

6.   BALANCE OF PURCHASE PRICE

     The balance of purchase price resulted from the acquisition of the Nucleus rights. This balance of purchase price was non-interest bearing, repayable with annual principal repayments from 2001 to 2004 and reimbursable under certain conditions.

     On July 31, 2001 the agreement was modified and the Corporation committed to settle the balance of purchase price as follows:

     - cash in the amount of US$ 350,038 (Can$ 517,300) payable by November 15, 2000; and

     -   263,150 shares of common stock issued as of July 31, 2000.

7.   INCOME TAXES

     The Corporation and its subsidiaries have non-capital losses carried forward for income tax purposes amounting to approximately $27,181,000 which may be utilized to reduce taxable income of future years and which expire as follows:

                                     $
     2005                          13,000
     2006                         222,000
     2008                       1,321,000
     2009                       2,174,000
     2011                          92,000
     2012                         523,000
     2013                       1,958,000
     2014                       3,563,000
     2015                       3,641,000
     2016                       4,429,000
     2017                       5,945,000
     INDEFINITE                 3,300,000

     The Corporation has research and experimental development expenses estimated at $8,300,000 for federal tax purposes and $2,378,000 for provincial tax purposes which can be carried forward indefinitely against its taxable income.

     The Corporation also has non-refundable investment tax credits amounting to $2,501,000, which it can apply against its future federal income tax payable. This can be carried forward over the next ten years.

     No recognition has been given in the financial statements with regard to the potential future tax benefits resulting from the availability of any of these items.

8.   COMMITMENTS

     LEASE COMMITMENTS

     Minimum lease payments for office premises under non-cancellable operating leases for the next five years are as follows:

                                       $
     2003                           565,000
     2004                           418,000
     2005                           376,000
     2006                           376,000
     2007                           376,000

9.   RELATED PARTY TRANSACTION

     One of the Corporation's directors was also the president of Nucleus International Corporation, the Company from which the Corporation acquired the Nucleus rights.

     The Corporation believes that the related party transaction described above was on terms as fair to the Corporation as could have been obtained from unaffiliated third parties.

10.  SEGMENTED INFORMATION

     The Corporation is considered to have only one business segment.

     The Corporation has two geographic reportable segments commencing with the 2000 fiscal year. Both the North American and European segments distribute a full range of Nucleus Exploration series products, including the Nucleus Exploration Mart/Warehouse and the Nucleus Prototype Mart/Warehouse. The accounting policies of the segments are the same as described in the summary of significant accounting policies. The Company evaluates segment performance based on income before taxes. Sales for each segment are based on the location of the third party customer. All intercompany transactions between segments have been eliminated.

      -----------------------------------------------------------------------------
                                               North America                Europe
      -----------------------------------------------------------------------------
      2002
      Net sales                                   4,417,697              9,504,380
      Loss before taxes                         (10,927,783)            (3,884,218)
      Identifiable assets                         5,797,886              9,729,912
      -----------------------------------------------------------------------------
      2001
      Net sales                                   3,313,856              7,944,672
      Income (loss) before taxes                 (8,930,339)               407,663
      Identifiable assets                        21,869,267              8,063,017
      -----------------------------------------------------------------------------
      2000
      Net sales                                   2,265,340              4,629,676
      Income (loss) before taxes                 (3,352,230)               485,323
      Identifiable assets                         5,639,068              3,431,693
      -----------------------------------------------------------------------------

11.  FINANCIAL INSTRUMENTS

     FAIR VALUE

     At July 31, 2001, the estimated fair market value of cash and cash equivalents, accounts receivable, loan and accounts payable and accrued liabilities is equal to the book value, given the short-term nature of these items.

     Short-term investments are recorded at the lower of cost and market value.

     The Corporation does not hold or issue financial instruments for trading purposes.

     CREDIT RISK

     Credit risk concentration with respect to trade receivables is limited due to the Corporation's large client base.

12.  CHANGES IN NON-CASH OPERATING
     WORKING CAPITAL ITEMS

                                                                 2002                 2001                 2000
                                                             ------------------------------------------------------
                                                                   $                    $                    $
     Accounts receivable                                       2,098,952           (4,064,082)          (3,536,093)
     Due from affiliated company                                       -                    -                4,537
     Inventories                                                (160,507)              (1,683)               4,042
     Prepaid expenses                                           (174,058)            (276,945)            (102,396)
     Accounts payable and accrued liabilities                    109,382            1,778,911            1,360,659
     --------------------------------------------------------------------------------------------------------------
     Changes in non-cash operating working capital items       1,873,769           (2,563,799)          (2,269,251)
     ==============================================================================================================

13.  SUBSEQUENT EVENT

     On October 15, 2002, the Corporation announced that its Board of Directors has authorized a share repurchase program under which it may repurchase up to a maximum of 692,345 of its outstanding Class A common shares from October 23, 2002 to October 23, 2003.

14.  COMPARATIVE FIGURES

     Certain figures for prior years have been reclassified in order to conform to the presentation adopted in the current year.

15.  RECONCILIATION OF CANADIAN AND UNITED STATES
     GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The Corporation does not have material differences between Canadian and U.S. generally accepted accounting principles.

DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------

DIRECTORS                                     OFFICERS
---------                                     --------

ARTHUR G. RITCHIE                             ARTHUR G. RITCHIE
Chairman of the Board, President and          Chairman of the Board, President
Chief Executive Officer of Sand               and Chief Executive Officer
                                              of Sand


JOSEPHINE MUNROE                              JEROME SHATTNER
Consultant                                    Executive Vice-President of Sand


DOUGLAS S. PRYDE                              BERND BEYER
Barrister & Solicitor                         Vice President and Chief Financial
                                              Officer


JEROME SHATTNER                               GEORGES DUBE
Executive Vice President of Sand              Secretary


MARTIN SHINDLER
Accountant and Business Consultant

GEORGE WICKER
President of Sand Technology
Corporation


AUDIT COMMITTEE
---------------

JOSEPHINE MUNROE
DOUGLAS S. PRYDE
GEORGE WICKER (Chairman)


OPTION COMMITTEE
----------------

JOSEPHINE MUNROE
MARTIN SHINDLER

SHAREHOLDERS' INFORMATION
--------------------------------------------------------------------------------

EXECUTIVE OFFICE                              AUDITORS
Sand Technology Inc.                          Deloitte & Touche LLP
215 Redfern Avenue                            Montreal, Quebec
Suite 410
Westmount, Quebec
CANADA  H3Z 3L5


UNITED STATES                                 TRANSFER AGENTS
Sand Technology Corporation                   CIBC Mellon Trust Company
555 Woodbridge Towers                         2001 University Street
Route 1 South Iselin                          Suite 1600
New Jersey 08830                              Montreal, Quebec
U.S.A.                                        CANADA H3A 2A6

George Wicker
President


IRELAND                                       INVESTOR RELATIONS
Sand Technology (Ireland) Limited             Inquiries may be directed to Bernd
6 Fitzwilliam Square                          Beyer, Vice President and Chief
Dublin 2                                      Financial Officer at the Company's
Ireland                                       Executive Office.

Wendy Greenford
Managing Director


UNITED KINGDOM                                STOCK TRADING INFORMATION
Sand Technology (U.K.) Limited                The Company's Class A Common
4 City Gateway                                Shares are traded on The Nasdaq
Victoria Square                               National Market System under the
St. Albans, Hertfordshire                     trading symbol SNDT.
AL1 3TF
UNITED KINGDOM
                                              FORM 20-F
Duncan Painter                                The Company's Annual Report on
Managing Director                             Form 20-F as filed with the
                                              Securities and Exchange
                                              Commission, is available without
                                              charge, upon written request
                                              addressed to the Vice President
                                              and Chief Financial Officer at the
                                              Company's Executive Office.
GERMANY
Sand Technology Deutschland GmbH
Chilehaus A, Fischertwiete 2
D-20095 Hamburg
GERMANY                                       ANNUAL MEETING
                                              The annual meeting of shareholders
Duncan Painter                                will be held at 10:00 a.m. on
Managing Director                             Tuesday, December 17, 2002, at the
                                              offices of Lavery, de Billy, 1
Roland Markowski                              Place Ville Marie, 40th Floor,
Managing Director                             Montreal, Quebec.

================================================================================
                                  www.sand.com

                              SAND TECHNOLOGY INC.
                               215 Redfern Avenue
                                    Suite 410
                        Westmount, Quebec, Canada H3Z 3L5


              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

     NOTICE is hereby given that the Annual and Special Meeting of the Shareholders of SAND TECHNOLOGY INC. (the "Corporation" or "Sand") will be held at the offices of Lavery, de Billy, 40th Floor, 1 Place Ville Marie, Montreal, Quebec, Canada, on Tuesday, December 17, 2002 at 10:00 o'clock (Montreal time) in the morning (the "Meeting"), for the following purposes:

1. to receive the Audited Consolidated Financial Statements of the Corporation for the fiscal year ended July 31, 2002, together with the Report of the Auditors thereon;

2.   to elect six (6) directors;

3. to appoint auditors and grant the directors the authority to fix the remuneration of the auditors;

4. to consider and, if thought fit, to pass an ordinary resolution, with or without amendment, in the form of Schedule "A" attached to the Management Proxy Circular, confirming the new By-laws of the Corporation (the full text of which is reproduced as Appendix 1 to Schedule "A"); and

5. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Additional information relating to the matters to be put before the Meeting is set forth in the Management Proxy Circular which accompanies this Notice.

Dated at Westmount, Province of Quebec, Canada, this 11th day of November 2002.

                                           BY ORDER OF THE BOARD OF DIRECTORS,


                                           /s/ Arthur Ritchie
                                           Arthur G. Ritchie
                                           Chairman of the Board
                                           President and Chief Executive Officer


THE BOARD OF DIRECTORS HAS FIXED THE CLOSE OF BUSINESS ON FRIDAY, NOVEMBER 8, 2002 AS THE RECORD DATE FOR THE DETERMINATION OF THE SHAREHOLDERS ENTITLED TO RECEIVE NOTICE OF, AND TO VOTE AT THE MEETING. SHAREHOLDERS WHO ARE UNABLE TO BE PRESENT IN PERSON AT THE MEETING ARE REQUESTED TO FILL IN, DATE, SIGN AND RETURN THE FORM OF PROXY ACCOMPANYING THIS NOTICE. IN ORDER TO BE VOTED, PROPERLY EXECUTED FORMS OF PROXY MUST BE DEPOSITED WITH CIBC MELLON TRUST COMPANY, 200 QUEEN'S QUAY EAST, UNIT 6, TORONTO, ONTARIO, CANADA M5A 4K9, NO LATER THAN THE CLOSE OF BUSINESS ON FRIDAY, DECEMBER 13, 2002 OR, IF THE MEETING IS ADJOURNED, FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE ANY ADJOURNED MEETING.

                           [INTENTIONALLY LEFT BLANK]

                              SAND TECHNOLOGY INC.
                               215 Redfern Avenue
                                    Suite 410
                        Westmount, Quebec, Canada H3Z 3L5
                            Telephone: (514) 939-3477


                            MANAGEMENT PROXY CIRCULAR


                             SOLICITATION OF PROXIES

     THIS MANAGEMENT PROXY CIRCULAR (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF SAND TECHNOLOGY INC. (THE "CORPORATION" OR "SAND") OF PROXIES FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF SAND TO BE HELD AT THE OFFICES OF LAVERY, DE BILLY, 40TH FLOOR, 1 PLACE VILLE MARIE, MONTREAL, QUEBEC, CANADA, ON TUESDAY, DECEMBER 17, 2002 AT 10:00 O'CLOCK (MONTREAL TIME) IN THE MORNING (THE "MEETING") FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS ("NOTICE OF MEETING") OR AT ANY ADJOURNMENT OF THE MEETING. THE INFORMATION CONTAINED IN THIS CIRCULAR IS GIVEN AS AT NOVEMBER 8, 2002, EXCEPT WHERE OTHERWISE NOTED. ALL DOLLAR AMOUNTS ARE IN CANADIAN DOLLARS EXCEPT WHERE OTHERWISE NOTED.

SOLICITATION OF PROXIES

     The solicitation of proxies by the Corporation will be primarily by mail but proxies may be solicited by other means of delivery or in person or by telephone by directors, officers, regular employees or agents of the Corporation or its subsidiaries, or by CIBC Mellon Trust Company, its transfer agent. THE SOLICITATION OF PROXIES BY THIS CIRCULAR IS BEING MADE BY OR ON BEHALF OF MANAGEMENT OF THE CORPORATION. All costs of the solicitation will be borne by the Corporation.

APPOINTMENT OF PROXYHOLDERS

     The persons named in the enclosed Form of Proxy are Directors or Officers of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER, DIRECTOR OR AN OFFICER) TO REPRESENT THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY. The shareholder may direct that the shares of the shareholder be voted for, or against, or be withheld from voting on matters specified in the proxy, by marking the Form of Proxy as appropriate.

     TO BE VALID, A PROXY MUST BE EXECUTED LEGIBLY BY A REGISTERED SHAREHOLDER AND THE SIGNATURE ON THE PROXY SHOULD BE EXACTLY THE SAME AS ON THE SHARE CERTIFICATE. A proxy executed by a registered shareholder which is a corporation must be properly executed. Evidence of authority to sign, satisfactory to the Corporation, may be filed with such proxy or may be requested by the Corporation or by CIBC Mellon Trust Company, prior to accepting such proxy for use at the Meeting. Properly executed Forms of Proxy must be deposited with CIBC Mellon Trust Company at 200 Queen's Quay East, Unit # 6, Toronto, Ontario, Canada M5A 4K9, no later than the close of business on Friday, December 13, 2002 or, if the Meeting is adjourned, forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

Non-Registered Holders

     Only registered holders of Class A Common Shares (the "Common Shares") of the Corporation, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Common Shares of the Corporation beneficially owned by a holder (a "Non-Registered Holder") are registered either:

     - in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

     - in the name of a clearing agency of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101, the Corporation has distributed copies of the Notice of Meeting, this Circular, the Form of Proxy, the 2002 Annual Report (which includes the Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations) (collectively, the "Meeting Materials") to the Intermediaries for distribution to Non-Registered Holders. Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

     - more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form which may in some cases permit the completion of the voting instruction form by telephone or through the Internet; or

     - less typically, be given a proxy which has already been stamped or signed by the Intermediary which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which otherwise has not been completed. In this case, the Non-Registered Holder who wishes to submit a proxy should complete the Form of Proxy and deposit it with CIBC Mellon Trust Company, as described above.

     The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Holder who receives either a voting instruction form or a proxy wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the name of the Non-Registered Holder (or the name of such other person) in the blank space provided or, in the case of a voting instruction form, follow the instructions on the form. IN EITHER CASE, NON-REGISTERED HOLDERS SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS OF THEIR INTERMEDIARIES AND SERVICE COMPANIES.

REVOCATION OF PROXIES

     A registered shareholder who has given a proxy may revoke the proxy by
(a) completing and signing a proxy bearing a later date and depositing it with CIBC Mellon Trust Company, as described above; (b) depositing an instrument in writing properly executed by the registered shareholder authorized in writing: (i) at the office of CIBC Mellon Trust Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used; or (ii) with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment of the Meeting; or (c) in any other manner permitted by law.

     A non-registered shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting materials and to vote that is not received by the Intermediary at least seven (7) days prior to the Meeting.


                                VOTING OF PROXIES

     The Management representatives designated in the enclosed Form of Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy. IN THE ABSENCE OF SUCH DIRECTION, SUCH SHARES WILL BE VOTED BY THE MANAGEMENT REPRESENTATIVES:

     - FOR the election as directors of the proposed nominees whose names are set out under the heading "Election of Directors";

     - FOR the appointment of Deloitte and Touche LLP as auditors of the Corporation and the authorization of the directors to fix the remuneration of the auditors;

     - FOR the resolution in the form of Schedule "A" attached to this Circular, confirming the new By-laws of the Corporation (the full text of which is reproduced as Appendix 1 to Schedule "A"), as described under the heading "Special Business - Confirmation of By-laws."

     THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE MANAGEMENT REPRESENTATIVES DESIGNATED IN THE FORM OF PROXY WITH RESPECT TO AMENDMENTS TO OR VARIATION OF MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OF THE MEETING. MANAGEMENT KNOWS OF NO SUCH AMENDMENTS OR OTHER MATTERS TO COME BEFORE THE MEETING.


                                  VOTING SHARES

     The Common Shares of the Corporation are the only shares entitled to vote at the Meeting of Shareholders. Each Common Share carries one vote. On November 1, 2002, there were 13,209,427 Common Shares outstanding.

     THE BOARD OF DIRECTORS OF SAND (THE "BOARD OF DIRECTORS") FIXED THE
CLOSE OF BUSINESS ON FRIDAY, NOVEMBER 8, 2002 AS THE RECORD DATE (THE "RECORD DATE") FOR THE PURPOSE OF DETERMINING SHAREHOLDERS ENTITLED TO RECEIVE NOTICE OF, AND TO VOTE AT, THE MEETING, but the failure of any shareholder to receive a Notice of Meeting does not deprive the shareholder of a vote at the Meeting. If a person has acquired shares after the Record Date, that person is entitled to vote those shares at the Meeting upon producing properly endorsed share certificates, or otherwise establishing share ownership, and demanding the inclusion of his or her name in the list of shareholders not later than ten (10) days before the date of the Meeting.


                     PRINCIPAL HOLDERS OF VOTING SECURITIES

     As at November 8, 2002, the following are the only persons who, to the knowledge of the directors and officers of the Corporation, beneficially own or exercise control or direction over shares carrying more than ten percent (10%) of the votes attached to the shares of the Corporation:


                                          Number of Common Shares       Percentage of Common Shares
                                            Beneficially Owned,             Beneficially Owned,
                                           Controlled or Directed         Controlled or Directed
                                          -----------------------       ---------------------------

ARTHUR G. RITCHIE                                2,074,138                         15.7%

                INTEREST OF INSIDERS IN MATTERS TO BE ACTED UPON

     No director, senior officer or associate of a director or senior officer nor, to the knowledge of the directors or Management of the Corporation after having made reasonable inquiry, any person who beneficially owns, directly or indirectly, more than 10% of the Common Shares outstanding as at the date of this Management Proxy Circular, or any associate or affiliate of such persons, has any material interest, direct or indirect, in the matters to be acted upon at the Meeting.

                              FINANCIAL STATEMENTS

The audited comparative consolidated financial statements of the Corporation for the fiscal year ended July 31, 2002 and the report of the auditors thereon, which will be placed before the shareholders at the Meeting, are contained in the 2002 Annual Report of the Corporation which is being mailed with this Circular.

                              ELECTION OF DIRECTORS

     Pursuant to the Articles and By-laws of the Corporation and the requirements of the CANADA BUSINESS CORPORATIONS ACT under which the Corporation is organized, the board of directors shall consist of not fewer than three (3) and not more than eleven (11) directors. The board of directors has fixed the number of directors at six (6). Proxies cannot be voted for a greater number of persons than the number of nominees named.

     The following is a list of the nominees who have agreed to serve as directors until the close of the next annual meeting of shareholders or until their respective successors are duly elected or appointed. All the nominees are currently directors of the Corporation and have been directors since the dates indicated. IN THE ABSENCE OF A CONTRARY INSTRUCTION, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE ELECTION OF THE PERSONS

NAMED BELOW, EACH OF WHOM IS PROPOSED AS NOMINEE FOR ELECTION AS A DIRECTOR. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE PROPOSED NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR BUT, IF THAT SHOULD OCCUR FOR ANY REASON PRIOR TO THE MEETING, THE MANAGEMENT REPRESENTATIVES DESIGNATED IN THE FORM OF PROXY INTEND TO VOTE FOR SUCH OTHER PROPERLY QUALIFIED NOMINEE, AS THEY, IN THEIR DISCRETION, DETERMINE.

     There is no contract, arrangement or understanding between any proposed nominee and any other person pursuant to which the nominee is to be elected.

     The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually. Information as to the six (6) nominees for election as directors is as follows:


                                                                                                  COMMON SHARES
                                                                                              BENEFICIALLY OWNED OR
                                                                                              OVER WHICH CONTROL OR
NAME                          PRINCIPAL OCCUPATION                     DIRECTOR SINCE        DIRECTION IS EXERCISED
--------------------------    -------------------------------------   -----------------     --------------------------
ARTHUR G. RITCHIE             Chairman of the Board, President              1983                       2,074,138
                              and Chief Executive Officer
                              of Sand

JOSEPHINE MUNROE              Consultant                                    1990                           1,800

DOUGLAS S. PRYDE              Barrister & Solicitor                         2001                               -
                              Lavery, de Billy

JEROME SHATTNER               Executive Vice-President of Sand              2000                       1,023,000

MARTIN SHINDLER               Accountant and                                1987                           2,140
                              Business Consultant

GEORGE WICKER                 President, Sand Technology                    1996                         274,950
                              Corporation

     At least twenty-five percent of the directors must be Canadians within the meaning given to such term in the CANADA BUSINESS CORPORATIONS ACT.

     The board of directors has established two standing committees: the Audit Committee and the Option Committee. Certain responsibilities have been delegated to these committees. Each committee has been instructed to perform certain advisory functions and either make certain decisions or recommendations and report to the board of directors. The board of directors has not established an executive committee.

     Messrs. Pryde and Wicker and Ms. Munroe comprise the Audit Committee. The Audit Committee has adopted a written Audit Committee Charter. Mr. Wicker is Chairman of the Audit Committee.

     Ms. Munroe and Mr. Shindler comprise the Option Committee which administers the 1996 Stock Incentive Plan and the 1996 Stock Option Plan which are described under the subsections entitled "1996 Stock Incentive Plan" and "1996 Stock Option Plan".

                            REMUNERATION OF DIRECTORS

     For the fiscal year ended July 31, 2002, each director, other than those directors who are salaried officers of Sand, was paid a basic annual retainer of $5,000 for serving as a director and an additional amount of $1,500 per year for serving as a member of a committee of the board of directors.

                                    AUDITORS

     There will be submitted to the Meeting a resolution to re-appoint Deloitte & Touche LLP, Chartered Accountants, to the office of auditors of Sand for a term expiring at the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration. Deloitte & Touche LLP has acted as the auditors of the Corporation for more than five (5) years. Representatives of Deloitte & Touche LLP will be present at the Meeting and will have an opportunity to make a statement if they so desire and to respond to appropriate questions.

     IN THE ABSENCE OF A CONTRARY INSTRUCTION, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE RE-APPOINTMENT OF DELOITTE & TOUCHE LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE CORPORATION TO HOLD OFFICE UNTIL THE CLOSE OF THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND TO AUTHORIZE THE DIRECTORS TO FIX THEIR REMUNERATION. SUCH RE-APPOINTMENT WILL BECOME EFFECTIVE ONLY IS APPROVED BY THE HOLDERS OF AT LEAST A MAJORITY OF THE COMMON SHARES REPRESENTED AND VOTING AT THE MEETING OR ANY ADJOURNMENT OF THE MEETING.

                             CONFIRMATION OF BY-LAWS

     Given the amendments to the CBCA in November 2001 and given that the By-laws of the Corporation had first been adopted in 1983, the board of directors concluded that a comprehensive review of the By-laws of the Corporation was both timely and in the best interests of the Corporation and its shareholders. As a result of that review, the board of directors determined that it was appropriate for the Corporation to adopt new By-laws. On November 4, 2002, the board of directors adopted the new By-laws of the Corporation. A copy of the new By-laws is attached as Appendix 1 to Schedule "A" to this Circular. The new By-laws are required to be submitted to shareholders at the annual meeting of shareholders for confirmation, rejection or amendment.

The notable changes in the new By-laws from the previous By-laws are as follows:

     - the new By-laws provide greater flexibility by permitting that the registered office of the Corporation shall be in the province or territory of Canada specified in the Articles, as opposed to the specific place in such province or territory specified in the Articles;

     - the new By-laws provide greater flexibility by reducing the Canadian residency requirements of directors of the Corporation from a majority of directors to at least 25% of the directors;

     - the new By-laws change the duties of the board of directors from managing the business and affairs of the Corporation to managing or supervising the management of the business and affairs of the Corporation;

     - the new By-laws eliminate the requirement that a majority of any members of a committee of the board of directors be resident Canadians;

     - the new By-laws provide greater flexibility with respect to where the Corporation can hold meetings of shareholders;

     - the new By-laws reflect the amendment to the CBCA relating to the time periods required for notice of meetings of shareholders and relating to the record date for notice of meetings of shareholders and for dividends;

     - the new By-laws provide detailed provisions regarding determination of a record date for voting at meetings of shareholders;

     - the new By-laws provide greater flexibility by permitting that meetings of shareholders may be held by means of an electronic communications facility; and

     - the new By-laws provide greater flexibility by permitting that the Corporation may, subject to the consent of the applicable addressee, provide certain notices or documents to shareholders or directors by means of electronic delivery.

     The form of the proposed resolution to confirm the new By-laws is set out as Schedule "A" to this Circular. In order to be effective, the proposed resolution must be approved by at least a majority of the votes present in person or represented by proxy at the Meeting or any adjournment of the Meeting.

     IN THE ABSENCE OF CONTRARY INSTRUCTIONS, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE RESOLUTION WHICH IS SET OUT IN SCHEDULE "A" TO THIS MANAGEMENT PROXY CIRCULAR, CONFIRMING THE NEW BY-LAWS OF THE CORPORATION.

                             EXECUTIVE REMUNERATION

CASH REMUNERATION

     For the fiscal year ended July 31, 2002, the aggregate cash remuneration including salaries and bonuses paid by Sand to eight (8) executive officers for services rendered in all capacities to the Corporation and its subsidiaries during all or part of the fiscal year as applicable, was $1,353,713.

     The aggregate value of other compensation did not exceed the lesser of $10,000 times the number of executive officers or ten percent (10%) of the cash compensation paid to such executive officers.

EMPLOYEE COMPENSATION PLAN

     The Corporation has an informal employee compensation plan, which also applies to Management, pursuant to which, if employees fulfil stated goals with respect to sales revenue, new account penetration, profit contribution and other criteria, their incomes will increase proportionately above the guaranteed base until the specified target income is earned or exceeded. The informal employee compensation plan is not based upon a mathematical formula in the case of Management, but is rather subject to individual negotiation.

1996 STOCK INCENTIVE PLAN

     On July 8, 1996, the board of directors adopted the 1996 Stock Incentive Plan (the "Incentive Plan") pursuant to which the beneficiaries selected by a committee of the board of directors may be granted options to subscribe for Common Shares. The Incentive Plan was confirmed, approved and ratified by the shareholders of the Corporation at the Annual and Special Meeting of the shareholders held on December 17, 1996. On November 9, 1999, by resolution, the directors of the Corporation amended the Incentive Plan to increase the maximum aggregate number of options to purchase Common Shares which may be granted under the Incentive Plan. This resolution of the directors was confirmed, approved and ratified by the shareholders of the Corporation at the Annual and Special Meeting of the shareholders held on December 17, 1999. The total number of Common Shares of the Corporation authorized for grants of options is 1,100,000 (as adjusted to reflect the share subdivision on a two-for-one basis on December 31, 1996) subject to adjustment to take into account changes in the capital structure of the Corporation.

     The Incentive Plan is administered by a committee (the "Committee") consisting of not less than two (2) members of the board of directors each of whom is a "disinterested person" as defined under the UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934 and an "outside director" as defined in the UNITED STATES INTERNAL REVENUE CODE. The Incentive Plan permits the granting of incentive stock options on terms designed to gain certain advantages under United States Federal income tax law.

     The term and number of Common Shares covered by each option, as well as the permitted frequency of exercise of such options, are determined by the Committee at the time the options are granted to the recipients. The number of Common Shares which may be subject to option in favour of a single recipient may not exceed 5% of the outstanding Common Shares of the Corporation. An option is to be exercised within a period of ten (10) years after the date on which the option is granted. The exercise price of each option for Common Shares is not less than the closing price of the Common Shares on the Nasdaq National Market System on the trading day prior to the day the option is granted or, if there was no transaction on that day, the average of the bid and ask prices on that day, less any discount as decided by the board of directors within the extent permitted by the applicable regulatory provisions. Options granted under the Incentive Plan may not be assigned or pledged. No financial assistance is available to recipients in connection with the exercise of an option. The Corporation may terminate the Incentive Plan at any time, subject to vested rights.

     As at November 8, 2002, 362,000 options had been granted and remained outstanding under the Incentive Plan and 714,000 options remained available for grant.

     During the fiscal year ended July 31, 2002, the Committee granted options to purchase an aggregate of 20,000 Common Shares to one officer and an aggregate of 208,500 Common Shares to 13 employees at exercise prices which vary from US$1.20 to US$5.00 per share which were not less than the respective closing prices of the Common Shares on The Nasdaq National Market Systems on the day prior to each grant. 566,750 options were cancelled. No options were exercised.

     During the period August 1, 2002 to November 8, 2002, the Committee granted options to purchase an aggregate of 25,500 Common Shares to 4 employees at exercise prices which vary from US$1.00 to US$5.00 per share which were not less than the respective closing prices of the Common Shares on The Nasdaq National Market Systems on the day prior to each grant. 26,500 options were cancelled.

1996 STOCK OPTION PLAN

     On July 8, 1996, the board of directors adopted the 1996 Stock Option Plan (the "Option Plan") pursuant to which the beneficiaries selected by a committee of the board of directors may be granted options to subscribe for Common Shares. The Option Plan was confirmed, approved and ratified by the shareholders of the Corporation at the Annual and Special Meeting of the shareholders held on December 17, 1996. On November 9, 1999, by resolution, the directors of the Corporation amended the Option Plan to increase the maximum aggregate number of options to purchase Common Shares which may be granted under the Option Plan. This resolution of the directors was confirmed, approved and ratified by the shareholders of the Corporation at the Annual and Special Meeting of the shareholders held on December 17, 1999. The total number of Common Shares of the Corporation authorized for grants of options is 900,000 (as adjusted to reflect the share subdivision on a two-for-one basis on December 31, 1996), subject to adjustment to take into account changes in the capital structure of the Corporation.

     The Plan is administered by a committee (the "Committee") consisting of not less than two (2) members of the board of directors each of whom is a "disinterested person" as defined under the UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934 and an "outside director" as defined in the UNITED STATES INTERNAL REVENUE CODE.

     The term and number of Common Shares covered by each option, as well as the permitted frequency of exercise of such options, are determined by the Committee at the time the options are granted to the recipients. The number of Common Shares which may be subject to option in favour of a single recipient may not exceed 5% of the outstanding Common Shares of the Corporation. An option is to be exercised within a period of ten (10) years after the date on which the option is granted. The exercise price of each option for Common Shares is not less than the price of the Common Shares as determined by the Committee within the extent permitted by the applicable regulatory provisions. Options granted under the Option Plan may not be assigned or pledged. No financial assistance is available to recipients in connection with the exercise of an option. Options which expire or are terminated or surrendered or unexercised are thereafter available for the granting of other options. The Corporation may terminate the Option Plan at any time subject to vested rights.

     As at November 8, 2002, 404,750 options had been granted and remained outstanding under the Option Plan and 319,250 options remained available for grant.

     During the fiscal year ended July 31, 2002, the Committee granted options to purchase an aggregate of 104,000 Common Shares to 27 employees at exercise prices which vary from US$1.25 to US$5.00 per share which were not less than the respective closing prices of the Common Shares on The Nasdaq National Market Systems on the day prior to each grant. 249,750 options were cancelled. One employee exercised options as to 56,000 Common Shares at US$0.67 per share.

     During the period August 1, 2002 to November 8, 2002, the Committee granted options to purchase an aggregate of 5,000 Common Shares to one employee at an exercise price of US$5.00 per share which was not less than the closing price of the Common Shares on The Nasdaq National Market Systems on the day prior to the grant. 86,500 options were cancelled.

EMPLOYMENT AGREEMENT

     Arthur G. Ritchie, Chairman of the Board, President and Chief Executive Officer and a Director of the Corporation, entered into an employment agreement ("the Agreement") with the Corporation upon the expiry of his previous employment agreement on December 31, 1993. The Agreement, effective January 1, 1994 was for an initial term of five (5) years and is automatically extended for additional periods of twelve (12) months each unless the Corporation or Mr. Ritchie shall have given the other a notice of termination of the Agreement not less than three (3) months prior to the end of its term. In the event the employment of Mr. Ritchie (i) is terminated by the Corporation for any reason other than for Cause (as defined in the Agreement) or death or (ii) is terminated by Mr. Ritchie for Good Reason (as defined in the Agreement), Mr. Ritchie will be entitled to receive, among other things, a lump sum payment equivalent to two (2) times the sum of his then current annual base salary and the amount of the bonuses received by him in the immediate past year and Mr. Ritchie shall continue for a period of two (2) years to participate in all plans and programs of the Corporation to the extent such participation is possible, and, if such continued participation is barred, to receive amounts equal to the out-of-pocket costs of participation in plans and programs providing substantially similar benefits. On January 1, 2002, the employment of Mr. Ritchie with the Corporation was automatically extended to December 31, 2002 on terms similar to those in the Agreement and it is expected that his employment shall be extended beyond January 1, 2003 either on terms similar to those in the Agreement or on terms to be agreed upon.

                  DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

     Sand maintains directors' and officers' liability insurance which, subject to the provisions and exclusions contained in the policy, protects the directors and officers, as such, against any claims made during the term of their office against any of them for a wrongful act, provided they acted honestly and in good faith with a view to the best interests of Sand. The policy provides coverage with a limit of US$5,000,000 per loss and per policy period, subject to a corporate reimbursement deductible of US$250,000 per loss. The current annual premium is paid entirely by the Corporation and amounts to approximately US$100,000. To the extent permitted by law, Sand has entered into an indemnification agreement with each of its directors and senior officers.

              SHAREHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING

     The CANADA BUSINESS CORPORATIONS ACT permits certain eligible shareholders of the Corporation to submit shareholder proposals to the Corporation, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Corporation must receive shareholder proposals for the annual meeting of shareholders of the Corporation to be held in 2003 is August 12, 2003.

                            AVAILABILITY OF DOCUMENTS

     COPIES OF THE FOLLOWING DOCUMENTS ARE AVAILABLE ON THE WRITTEN REQUEST OF THE VICE PRESIDENT, FINANCE AT THE ADDRESS SHOWN FOR SAND APPEARING ON PAGE 1 OF THIS MANAGEMENT PROXY CIRCULAR: THE FORM 20-F FILED WITH THE SECURITIES AND EXCHANGE

COMMISSION; THE 2002 ANNUAL REPORT TO SHAREHOLDERS CONTAINING THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED JULY 31, 2002 TOGETHER WITH THE AUDITORS' REPORT THEREON AND MANAGEMENT'S DISCUSSION AND ANALYSIS IN RESPECT THEREOF;
THE INTERIM FINANCIAL STATEMENTS FOR FISCAL PERIODS SUBSEQUENT TO JULY 31, 2002 AND THIS MANAGEMENT PROXY CIRCULAR.

                              APPROVAL OF DIRECTORS

     THE CONTENTS AND THE SENDING OF THIS MANAGEMENT PROXY CIRCULAR HAVE BEEN APPROVED BY THE BOARD OF DIRECTORS OF SAND.


                                          /s/ Arthur Ritchie
Westmount, Quebec                         Arthur G. Ritchie
November 11, 2002                         Chairman of the Board,
                                          President and Chief Executive Officer

                           [INTENTIONALLY LEFT BLANK]

                                  SCHEDULE "A"

                                BY-LAW N0. 2002-1



BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:


1. BY-LAW NO. 2002-1 OF THE CORPORATION IN THE FORM ATTACHED AS APPENDIX 1 TO SCHEDULE "A" TO THE MANAGEMENT PROXY CIRCULAR FOR THE ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS OF SAND TECHNOLOGY INC. TO BE HELD ON DECEMBER 17, 2002, BE AND THE SAME IS HEREBY APPROVED, CONFIRMED AND RATIFIED;

2. ANY OFFICER OR DIRECTOR OF THE CORPORATION BE AND HE OR SHE IS HEREBY AUTHORIZED AND DIRECTED, FOR AND ON BEHALF OF THE CORPORATION, TO EXECUTE AND DELIVER ALL SUCH DOCUMENTS AND TO DO ALL SUCH ACTS AND THINGS AS HE OR SHE MAY DETERMINE NECESSARY OR DESIRABLE IN ORDER TO CARRY OUT THE PROVISIONS OF THIS RESOLUTION, THE EXECUTION OF ANY SUCH DOCUMENT OR THE DOING OF ANY SUCH ACTS AND THINGS BEING CONCLUSIVE EVIDENCE OF SUCH DETERMINATION.

                           [INTENTIONALLY LEFT BLANK]

                           APPENDIX 1 TO SCHEDULE "A"

                                BY-LAW NO. 2002-1

                                       OF

                              SAND TECHNOLOGY INC.
                               (the "Corporation")


1.   REGISTERED OFFICE

1.1 The registered office of the Corporation shall be in the province or territory of Canada specified in the Articles of the Corporation and at such location in that province or territory as the directors may from time to time determine.

2.   CORPORATE SEAL

2.1 The directors may, but need not, adopt a corporate seal, and may change a corporate seal that is adopted.

3.   DIRECTORS

3.1 NUMBER AND QUORUM. The number of directors shall be determined by the directors but shall be not fewer than the minimum and not more than the maximum provided in the Articles of the Corporation. A majority of directors or such greater or lesser number as the directors may from time to time determine shall constitute a quorum for the transaction of business at any meeting of directors.

3.2 QUALIFICATION. No person shall be qualified to be a director if that person is less than eighteen years of age, is of unsound mind and has been so found by a court in Canada or elsewhere, or has the status of a bankrupt. At least twenty-five per cent of the directors shall be resident Canadians.

3.3 ELECTION AND TERM OF OFFICE. The directors shall be elected at each annual meeting of shareholders of the Corporation and each director shall hold office until the close of the first annual meeting following the director's election; provided that if an election of directors is not held at an annual meeting of shareholders, the directors then in office shall continue in office until their successors are elected. Retiring directors are eligible for re-election.

3.4 VACATION OF OFFICE. A director ceases to hold office if the director dies, is removed from office by the shareholders, ceases to be qualified for election as a director or resigns by a written resignation received by the Corporation. A written resignation of a director becomes effective at the time it is received by the Corporation, or at the time specified in the resignation, whichever is later.

3.5 REMOVAL OF DIRECTORS. The shareholders may by ordinary resolution at a special meeting of shareholders remove any director or directors from office provided that where the holders of any class or series of shares have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series. A vacancy created by the removal of a director may be filled at the meeting of the shareholders at which the director is removed.

3.6 VACANCIES. Subject to the Act, a quorum of directors may fill a vacancy among the directors. A director appointed or elected to fill a vacancy holds office for the unexpired term of the director's predecessor. The directors may, in addition to filling vacancies on the board of directors, appoint one or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders of the Corporation, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders and the total number of directors may not exceed the maximum number of directors authorized by the Articles of the Corporation.

3.7 ACTION BY DIRECTORS. The directors shall manage, or supervise the management of, the business and affairs of the Corporation. Subject to sections 3.8. and 3.9, the powers of the directors may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the directors. Where there is a vacancy in the board of directors the remaining directors may exercise all the powers of the board so long as a quorum remains in office.

3.8 CANADIAN RESIDENTS REQUIRED AT MEETINGS. The directors shall not transact business at a meeting other than filling a vacancy in the board unless at least twenty-five per cent of the directors (the "required number") present are resident Canadians or if a resident Canadian director who is unable to be present approves in writing or by telephonic, electronic or other communication facility the business transacted at the meeting and the required number of resident Canadians would have been present had that director been present at the meeting.

3.9 MEETING BY TELEPHONIC OR ELECTRONIC FACILITY. If all the directors of the Corporation consent, a meeting of directors or of a committee of directors may be held by means of a telephonic, electronic or other communication facility that permits all persons participating in the meeting to communicate adequately with each other, and a director participating in a meeting by such means is deemed to be present at that meeting.

3.10 PLACE OF MEETINGS. Meetings of directors may be held at any place within or outside of Canada.

3.11 CALLING OF MEETINGS. Meetings of the directors shall be held at such time and place as the Chair of the Board, the President or any two directors may determine.

3.12 NOTICE OF MEETING. Notice of the time and place of each meeting of directors shall be given to each director by telephone not less than 48 hours before the time of the meeting or by written notice not less than four days before the day of the meeting and, subject to the Act, need not specify the purpose of or the business to be transacted at the meeting. Meetings of the directors may be held at any time without notice if all the directors have waived or are deemed to have waived notice.

3.13 FIRST MEETING OF NEW BOARD. No notice shall be necessary for the first meeting of newly-elected directors held immediately following their election at a meeting of shareholders.

3.14 ADJOURNED MEETING. Notice of an adjourned meeting of directors is not required if the time and place of the adjourned meeting is announced at the original meeting.

3.15 REGULAR MEETINGS. The directors may appoint a day or days in any month or months for regular meetings and shall designate the place and time at which such meetings are to be held. A copy of any resolution of directors fixing the place and time of regular meetings of the board shall be sent to each director forthwith after being passed, and no other notice shall be required for any such regular meeting.

3.16 CHAIR. The Chair of the Board, or in the Chair's absence the President if a director, or in the President's absence a director chosen by the directors at the meeting shall be the chair of any meeting of directors.

3.17 VOTING AT MEETING. Questions arising at any meeting of directors shall be decided by a majority of votes. In the case of an equality of votes, the chair of the meeting shall not have a second or casting vote.

3.18 CONFLICT OF INTEREST. A director or officer who is a party to, or who is a director or officer or is acting in a similar capacity of, or has a material interest in, a party to a material contract or material transaction, whether entered into or proposed, with the Corporation shall disclose the nature and extent of the director's or officer's interest at the time and in the manner provided by the Act.

3.19 REMUNERATION AND EXPENSES. The directors shall be paid such remuneration as the directors may from time to time by resolution determine. The directors shall also be entitled to be paid their travelling and other expenses properly incurred by them in going to, attending and returning from meetings of directors or committees of directors. A director or officer of the Corporation may be employed by or perform services for the Corporation otherwise than as a director or officer, and may be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, and such a director, officer, firm or body corporate may receive proper remuneration for this employment or services.

4.   COMMITTEES

4.1 COMMITTEES OF DIRECTORS. The directors may appoint from among their number one or more committees of directors and delegate to them any of the powers of the directors except those which under the Act a committee of directors has no authority to exercise.

4.2 AUDIT COMMITTEE. The directors shall appoint from among their number an audit committee composed of not fewer than three directors. The audit committee shall review the financial statements of the Corporation and shall report thereon to the directors of the Corporation before such financial statements are approved by the directors. The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard thereat; and, if so requested by a member of the audit committee, shall attend every meeting of the committee held during the term of office of the auditor. The auditor of the Corporation or any member of the audit committee may call a meeting of the committee.

4.3 TRANSACTION OF BUSINESS. Subject to section 3.9, the powers of a committee appointed by the directors may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all members of the committee entitled to vote on that resolution at a meeting of the committee. Meetings of a committee may be held at any place in or outside Canada.

4.4 PROCEDURE. Unless otherwise determined by the directors, each committee shall have the power to fix its quorum and to regulate its procedure.

5.   OFFICERS

5.1 GENERAL. The directors may from time to time appoint a Chair of the Board, a President, one or more Vice-Presidents, a Secretary, a Treasurer and such other officers as the directors may determine, including one or more assistants to any of the officers so appointed. The officers so appointed may but need not be members of the board of directors except as provided in sections 5.3 and 5.4.

5.2 TERM OF OFFICE. Any officer may be removed by the directors at any time but such removal shall not affect the rights of that officer under any contract of employment with the Corporation. Otherwise, each officer shall hold office until the officer's successor is appointed.

5.3 THE CHAIR OF THE BOARD. The Chair of the Board, if any, shall be appointed from among the directors and shall, when present, be chair of meetings of shareholders and directors and shall have such other powers and duties as the directors may determine.

5.4 THE PRESIDENT. Unless the directors otherwise determine, the President shall be the chief executive officer of the Corporation and shall have general supervision of its business and affairs and in the absence of the Chair of the Board shall be chair at meetings of shareholders and directors when present.

5.5 VICE-PRESIDENT. A Vice-President shall have such powers and duties as the directors or the President may determine.

5.6 SECRETARY. The Secretary shall give, or cause to be given, all notices required to be given to shareholders, directors, auditors and members of committees; shall attend and be secretary of all meetings of shareholders, directors and committees appointed by the directors and shall enter or cause to be entered in books kept for that purpose minutes of all proceedings at such meetings; shall be the custodian of the corporate seal of the Corporation and of all records, books, documents and other instruments belonging to the Corporation; and shall have such other powers and duties as the directors or the President may determine.

5.7 TREASURER. The Treasurer shall keep proper books of account and accounting records with respect to all financial and other transactions of the Corporation; shall be responsible for the deposit of money, the safe-keeping of securities and the disbursement of the funds of the Corporation; shall render to the directors when required an account of all the Treasurer's transactions and of the financial position of the Corporation; and the Treasurer shall have such other powers and duties as the directors or the President may determine.

5.8 OTHER OFFICERS. The powers and duties of all other officers shall be such as the directors or the President may determine. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the directors or the President otherwise direct.

5.9 VARIATION OF DUTIES. The directors may, from time to time, vary, add to or limit the powers and duties of any officer.

5.10 CONFLICT OF INTEREST. An officer shall disclose the officer's interest in any material contract or material transaction, whether entered into or proposed, in accordance with section 3.18.

5.11 AGENTS AND ATTORNEYS. The directors shall have power from time to time to appoint agents or attorneys for the Corporation within or outside Canada with such powers (including the power to sub-delegate) of management, administration or otherwise as the directors may specify.

6.   PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

6.1 INDEMNIFICATION OF DIRECTORS AND OFFICERS. The Corporation shall indemnify a director or officer, a former director or officer or a person who acts or acted at the request of the Corporation as a director or officer, or in a similar capacity of another entity, and the heirs and legal representatives of such a person to the extent permitted by the Act.

6.2 INSURANCE. The Corporation may purchase and maintain insurance for the benefit of any person referred to in section 6.1 to the extent permitted by the Act.

7.   MEETINGS OF SHAREHOLDERS

7.1 ANNUAL MEETINGS. The annual meeting of the shareholders shall be held at the registered office of the Corporation or at such other place within Canada as the directors may determine, or at any place outside Canada specified in the Articles of the Corporation or agreed to by all the shareholders entitled to vote at that meeting, at such time in each year as the directors may determine, for the purpose of receiving the reports and statements required to be placed before the shareholders at an annual meeting, electing directors, appointing auditors, and for the transaction of such other business as may properly be brought before the meeting.

7.2 OTHER MEETINGS. The directors shall have power at any time to call a special meeting of shareholders to be held at such place within Canada as the directors may determine, or at any place outside Canada specified in the Articles of the Corporation or agreed to by all the shareholders entitled to vote at that meeting, at such time as may be determined by the board of directors.

7.3 NOTICE OF MEETINGS. Notice of the time and place of a meeting of shareholders shall be given not less than 21 days nor more than 60 days before the meeting to each holder of shares carrying voting rights at the close of business on the record date for notice, to each director and to the auditor of the Corporation. Notice of a meeting of shareholders at which special business is to be transacted shall state the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment on the special business and shall include the text of any special resolution to be submitted to the meeting. All business transacted at a special meeting of shareholders and all business transacted at an annual meeting of shareholders, except consideration of the financial statements, report of the auditors, election of directors and reappointment of the incumbent auditors, shall be deemed to be special business.

7.4 RECORD DATE FOR NOTICE. For the purpose of determining shareholders entitled to receive notice of a meeting of shareholders, the directors may fix in advance a date as the record date for such determination of shareholders, but the record date shall not precede by more than 60 days or by less than 21 days the date on which the meeting is to be held. Where no record date is fixed, the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders shall be at the close of business on the day immediately preceding the day on which the notice is given, or, if no notice is given, shall be the day on which the meeting is held. If a record date is fixed, unless notice of the record date is waived in writing by every holder of a share of the class or series affected whose name is set out in the securities register at the close of business on the day the directors fix the record date, notice of the record date shall be given, not less than seven days before the date so fixed, by advertisement in a newspaper published or distributed in the place where the Corporation has its registered office and in each place in Canada where it has a transfer agent or where a transfer of its shares may be recorded and by written notice to each stock exchange in Canada on which the shares of the Corporation are listed for trading.

7.5 RECORD DATE FOR VOTING. For the purpose of determining shareholders entitled to vote at a meeting of shareholders, the directors may fix in advance a date as the record date for such determination of shareholders, but the record date shall not precede by more than 60 days or by less than 21 days the date on which the meeting is to be held. If a record date is fixed, unless notice of the record date is waived in writing by every holder of a share of the class or series affected whose name is set out in the securities register at the close of business on the day the directors fix the record date, notice of the record date shall be given, not less than seven days before the date so fixed, by advertisement in a newspaper published or distributed in the place where the Corporation has its registered office and in each place in Canada where it has a transfer agent or where a transfer of its shares may be recorded and by written notice to each stock exchange in Canada on which the shares of the Corporation are listed for trading.

7.6 PERSONS ENTITLED TO BE PRESENT. The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote at the meeting, the directors, the auditor and other persons who are entitled or required under any provision of the Act or the artic]es or By-laws of the Corporation to attend a meeting of shareholders of the Corporation. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

7.7 CHAIR. The Chair of the Board, or in the absence of the Chair of the Board, the President, or in the absence of the President, a person chosen by a vote at the meeting shall be chair of meetings of shareholders.

7.8 SCRUTINEERS. At each meeting of shareholders one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chair with the consent of the meeting.

7.9 QUORUM. A quorum of shareholders is present at a meeting of shareholders, irrespective of the number of persons actually present at the meeting, if the holders of not less than 10% of the shares entitled to vote at the meeting are present in person or represented by proxy.

7.10 RIGHT TO RECEIVE NOTICE. The Corporation shall prepare a list of shareholders entitled to receive notice of a meeting, arranged in alphabetical order and showing the number of shares held by each shareholder, which list shall be prepared,

     7.10.1 if a record date for notice is fixed under section 7.4, not later than ten days after that record date; and

     7.10.2 if no record date for notice is fixed under section 7.4, on the record date for notice established under section 7.4.

7.11 RIGHT TO VOTE. The Corporation shall prepare a list of shareholders entitled to vote at a meeting, arranged in alphabetical order and showing the number of shares held by each shareholder, which list shall be prepared,

     7.11.1 if a record date for voting is fixed under section 7.5, not later than ten days after that record date; and

     7.11.2 if no record date for voting is fixed, not later than 10 days after the record date for notice fixed under section 7.4 or, if no record date for notice was so fixed, then not later than the record date for notice established under section 7.4, and in both cases the list shall be prepared as of the record date for notice.

     A shareholder whose name appears in the list prepared under this section
     7.11 is entitled to vote the shares shown opposite that shareholder's name at the meeting to which the list relates.

7.12 JOINT SHAREHOLDERS. Where two or more persons hold shares jointly, one of those holders present at a meeting of shareholders may in the absence of the others vote the shares, but if two or more of those persons are present, in person or by proxy, they shall vote as one on the shares jointly held by them.

7.13 REPRESENTATIVES. Where a body corporate or association is a shareholder of the Corporation, the Corporation shall recognize any individual authorized by a resolution of the directors or governing body of the body corporate or association to represent it at meetings of shareholders of the Corporation. An individual so authorized may exercise on behalf of the body corporate or association the individual represents all the powers it could exercise if it were an individual shareholder.

7.14 EXECUTORS AND OTHERS. An executor, administrator, committee of a mentally incompetent person, guardian or trustee and, where a corporation is such executor, administrator, committee, guardian or trustee of a testator, intestate, mentally incompetent person, ward or cestui que trust, any duly appointed representative of such corporation, upon filing with the secretary of the meeting sufficient proof of the person's appointment, shall represent the shares in the person's or its hands at all meetings of shareholders of the Corporation and may vote accordingly as a shareholder in the same manner and to the same extent as the shareholder of record. If there be more than one executor, administrator, committee, guardian or trustee, the provisions of this By-law respecting joint shareholders shall apply.

7.15 PROXYHOLDERS. Every shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders, as the nominee of that shareholder to attend and act at the meeting in the manner, to the extent and with the authority conferred by the proxy. A proxyholder or an alternative proxyholder has the same rights as the shareholder who appointed the proxyholder to speak at a meeting of shareholders in respect of any matter, to vote by way of ballot at the meeting and, except where a proxyholder or an alternative proxyholder has conflicting instructions from more than one shareholder, to vote at such meeting in respect of any matter by way of any show of hands. A proxy shall be executed by the shareholder or the attorney of the shareholder authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized and shall be valid only at the meeting in respect of which it is given or any adjournment of the meeting. A proxy shall be in such form as may be prescribed from time to time by the directors or in such other form as the chair of the meeting may accept and as complies with all applicable laws and regulations.

7.16 TIME FOR DEPOSIT OF PROXIES. The directors may by resolution fix a time not exceeding forty-eight hours, excluding Saturdays, Sundays and holidays, preceding any meeting or adjourned meeting of shareholders before which time proxies to be used at that meeting must be deposited with the Corporation or an agent of the Corporation, and any period of time so fixed shall be specified in the notice calling the meeting.

7.17 VOTES TO GOVERN. Subject to the Act and the Articles of the Corporation, at all meetings of shareholders every question shall be decided, either on a show of hands (or its functional equivalent) or by ballot, by a majority of the votes cast on the question. In case of an equality of votes, the chair of the meeting shall have a second or casting vote.

7.18 ELECTRONIC MEETINGS AND VOTING. If the directors or shareholders call a meeting of shareholders, the directors or shareholders, as the case may be, may determine that the meeting of shareholders shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, and any vote at that meeting of shareholders shall be held entirely by means of that communication facility. A meeting of shareholders may also be held at which some, but not all, persons entitled to attend may participate and vote by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting/such a communication facility, if the Corporation makes one available. A person participating in a meeting by such means is deemed to be present at the meeting. Any vote at a meeting of shareholders may be also held entirely by means of a telephonic, electronic or other communication facility, if the Corporation makes one available, even if none of the persons entitled to attend otherwise participates in the meeting by means of a communication facility. For the purpose of voting, a communication facility that is made available by the Corporation must enable the votes to be gathered in a manner that permits their subsequent verification and permits the tallied votes to be presented to the Corporation without it being possible for the Corporation to identify how each shareholder or group of shareholders voted.

7.19 SHOW OF HANDS. Voting at a meeting of shareholders shall be by show of hands, or the functional equivalent of a show of hands by means of electronic, telephonic or other communication facility, except where a ballot is demanded by a shareholder or proxyholder entitled to vote at the meeting or where required by the chair. A ballot may be demanded either before or after any vote by show of hands, or its functional equivalent. Upon a show of hands, or its functional equivalent, every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands, or its functional equivalent, shall have been taken upon a question, unless a ballot be required or demanded, an entry in the minutes of a meeting of shareholders to the effect that the chair declared a motion to be carried is admissible in evidence as prima facie proof of the fact without proof of the number or proportion of the votes recorded in favour of or against the motion. A demand for a ballot may be withdrawn at any time prior to taking of a poll on the ballot.

7.20 BALLOTS. If a ballot is demanded or required, the vote upon the question shall be taken in such manner as the chair of the meeting shall direct, or as provided by the electronic, telephonic or other communication facility through which votes may be cast. Each person present and entitled to vote at the meeting shall, unless the Articles of the Corporation otherwise provide, be entitled to one vote for each share in respect of which that person is entitled to vote at the meeting.

7.21 ADJOURNMENT. The chair of any meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the same from time to time and from place to place. If a meeting of shareholders is adjourned for less than thirty days it is not necessary to give notice of the adjourned meeting other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty days or more, notice of the adjourned meeting shall be given as for an original meeting. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling such original meeting.

7.22 RESOLUTION IN LIEU OF MEETING. A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of shareholders except where a written statement has been submitted by a director or where representations in writing are submitted by the auditors of the Corporation, in either case, in accordance with the Act.

8.   SHARES

8.1 ISSUE. Subject to the Act and the Articles of the Corporation, shares of the Corporation may be issued at such times and to such persons and for such consideration as the directors may determine, provided that no share may be issued until it is fully paid as provided in the said Act.

8.2 COMMISSIONS. The directors may authorize the Corporation to pay a reasonable commission to any person in consideration of the person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.3 SHARE CERTIFICATE. Every shareholder is entitled at the option of the shareholder to a share certificate in respect of the shares held by the shareholder that complies with the Act or to a non-transferable written acknowledgement ("written acknowledgement") of the right of the shareholder to obtain a share certificate from the Corporation in respect of the shares of the Corporation held by the shareholder, but the Corporation is not bound to issue more than one share certificate or written acknowledgement in respect of a share or shares held jointly by several persons and delivery of a share certificate or written acknowledgement to one of several joint holders is sufficient delivery to all. Written acknowledgements shall be in such form or forms as the directors shall from time to time by resolution determine. The Corporation may charge a fee in accordance with the Act for a share certificate issued in respect of a transfer. Subject to the provisions of the Act and to the requirements of any stock exchange on which shares of the Corporation may be listed, share certificates shall be in such form or forms as the directors shall from time to time approve. Unless otherwise determined by the directors, share certificates shall be signed by the Chair of the Board, the President, or a Vice-President or a director and by the Secretary or an Assistant Secretary and need not be under the corporate seal and certificates for shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned on behalf of such transfer agent and/or registrar. Share certificates shall be signed manually, or signatures shall be printed or otherwise mechanically reproduced on the certificate, and shall include the signature of at least one director or officer of the Corporation or by or on behalf of a registrar, transfer agent or branch transfer agent of the Corporation. If a share certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the share certificate, even though the person has ceased to be a director or an officer of the Corporation, and the share certificate is as valid as if the person were a director or an officer at the date of its issue.

8.4 TRANSFER AGENTS AND REGISTRARS. For each class of shares issued by it, the Corporation may appoint one or more agents to keep the securities register and the register of transfers and one or more branch registers. Such an agent may be designated as a transfer agent or registrar according to functions and one agent may be designated both transfer agent and registrar. The securities register, the register of transfers and the branch register or registers (the "registers") shall be kept at the registered office of the Corporation or at such other place inside or outside Canada designated by the directors. If the registers are kept outside Canada, the Corporation will make them available for inspection in compliance with the Act.

8.5 TRANSFER OF SHARES. Subject to the Act, no transfer of a share shall be registered except upon presentation of the certificate representing such share with an endorsement which complies with the Act, together with such reasonable assurance that the endorsement is genuine and effective as the directors may prescribe, upon payment of all applicable taxes and fees and upon compliance with the Articles of the Corporation.

8.6 NON-RECOGNITION OF TRUST. Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share, and to exercise all the rights and powers of an owner of the share.

8.7 REPLACEMENT OF SHARE CERTIFICATES. Where the owner of a share certificate claims that the share certificate has been lost, apparently destroyed or wrongfully taken, the Corporation shall issue or cause to be issued a new certificate in place of the original certificate if the owner (i) so requests before the Corporation has notice that the share certificate has been acquired by a bona fide purchaser; (ii) files with the Corporation an indemnity bond sufficient in the opinion of the Corporation to protect the Corporation and any transfer agent, registrar or other agent of the Corporation from any loss that it or any of them may suffer by complying with the request to issue a new share certificate; and (iii) satisfies any other reasonable requirements imposed from time to time by the Corporation.

9.   DIVIDENDS AND RIGHTS

9.1 DECLARATION OF DIVIDENDS. Subject to the Act, the directors may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation.

9.2 CHEQUES. A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the address of such holder in the securities register of the Corporation, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and mailed to them at their address in the securities register of the Corporation. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.3 NON-RECEIPT OF CHEQUES. In the event of non-receipt of any dividend cheque by the person to whom it is sent, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the directors may from time to time prescribe, whether generally or in any particular case.

9.4 RECORD DATE FOR DIVIDENDS AND RIGHTS. The directors may fix in advance a date, preceding by not more than 60 days the date for payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than seven days before such record date in the manner provided by the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the directors.

9.5 UNCLAIMED DIVIDENDS. Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

10.  NOTICES

10.1 GENERAL. A notice or document required by the Act, the regulations under the Act, the Articles or the By-laws of the Corporation to be sent to a shareholder or director of the Corporation, may be sent by prepaid mail addressed to, or may be delivered personally to, the shareholder or director at the latest address of the shareholder or of the director as shown in the records of the Corporation. A notice or document if mailed to a shareholder or director of the Corporation shall be deemed to have been received at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for believing that the shareholder or director did not receive the notice or the document at that time or at all.

10.2 ELECTRONIC DELIVERY. Provided the addressee has consented in writing or electronically in accordance with the Act and the regulations under the Act, the Corporation may satisfy the requirement to send any notice or document referred to in section 10.1 by creating and providing an electronic document in compliance with the Act and the regulations under the Act. An electronic document is deemed to have been received when it enters the information system designated by the addressee or, if the document is posted on or made available through a generally accessible electronic source, when the addressee receives notice in writing of the availability and location of that electronic document, or, if such notice is sent electronically, when it enters the information system designated by the addressee.

10.3 UNDELIVERED NOTICES. If the Corporation sends a notice or document to a shareholder in accordance with this section and the notice or document is returned on two consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until the shareholder informs the Corporation in writing of the new address of the shareholder.

10.4 COMPUTATION OF TIME. In computing the time when a notice or document must be given or sent under any provision requiring a specified number of days' notice of any meeting or other event, the day on which the notice or document is given or sent shall be excluded and the day on which the meeting or other event occurs shall be included.

10.5 OMISSION AND ERRORS. The accidental omission to give any notice or send any document to any shareholder, director or other person or the non-receipt of any notice or document by any shareholder, director or other person or any error in any notice or document not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded on such notice or document.

10.6 NOTICE TO JOINT SHAREHOLDERS. All notices or documents with respect to any shares registered in more than one name may, if more than one address appears on the securities register of the Corporation in respect of such joint holding, be given to such joint shareholders at the first address so appearing, and all notices so given or documents so sent shall be sufficient notice to all the holders of such shares.

10.7 PROOF OF SERVICE. A certificate of the Secretary or other duly authorized officer of the Corporation, or of any agent of the Corporation, as to facts in relation to the mailing or delivery or sending of any notice or document to any shareholder or director of the Corporation or to any other person or publication of any such notice or document, shall be conclusive evidence and shall be binding on every shareholder or director or other person as the case may be.

10.8 SIGNATURE TO NOTICE. The signature to any notice or document given by the Corporation, if not in electronic form, may be printed or otherwise mechanically reproduced or partly printed or otherwise mechanically reproduced.

10.9 WAIVER OF NOTICE. Notice may be waived or the time for the sending of a notice or document may be waived or abridged at any time with the consent in writing of the person entitled to it. Attendance of any director at a meeting of the directors or of any shareholder at a meeting of shareholders is a waiver of notice of such meeting, except where the director or shareholder attends for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

11.  BUSINESS OF THE CORPORATION

11.1 VOTING SHARES AND SECURITIES IN OTHER CORPORATIONS. All of the shares or other securities carrying voting rights of any other body corporate or bodies corporate held from time to time by the Corporation may be voted at any and all meetings of holders of such securities of such other body corporate or bodies corporate in such manner and by such person or persons as the directors of the Corporation shall from time to time determine, or failing such determination, the proper signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation instruments of proxy and arrange for the issue of voting certificates and other evidence of the right to vote in such names as they may determine.

11.2 BANK ACCOUNTS, CHEQUES, DRAFTS AND NOTES. The bank accounts of the Corporation shall be kept in such chartered bank or banks, trust company or trust companies or other firm or corporation carrying on a banking business as the directors may by resolution from time to time determine. Cheques on bank accounts, drafts drawn or accepted by the Corporation, promissory notes given by it, acceptances, bills of exchange, orders for the payment of money and other instruments of a like nature may be made, signed, drawn, accepted or endorsed, as the case may be, by such officer or officers, person or persons as the directors may by resolution from time to time name for that purpose. Cheques, promissory notes, bills of exchange, orders for the payment of money and other negotiable paper may be endorsed for deposit to the credit of any one of the bank accounts of the Corporation by such officer or officers, person or persons, as the directors may by resolution from time to time name for that purpose, or they may be endorsed for such deposit by means of a stamp bearing the name of the Corporation.

11.3 EXECUTION OF INSTRUMENTS. The Chair of the Board, the President, a Vice-President or any director, together with the Secretary, the Treasurer, Assistant Secretary, Assistant Treasurer or any other director, shall have authority to sign in the name and on behalf of the Corporation all instruments in writing and any instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The board of directors shafl have power from time to time by resolution to appoint any other officer or officers or any person or persons on behalf of the Corporation either to sign instruments in writing generally or to sign specific instruments in writing. Any signing officer may affix the corporate seal to any instrument requiring the same. The term "instruments in writing" as used herein shall, without limiting the generality thereof, include contracts, documents, powers of attorney, deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property (real or personal, immovable or movable), agreements, tenders, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, stocks, bonds, debentures or other securities, instruments of proxy and all paper writing.

11.4 FISCAL YEAR. Until changed by resolution of the directors the fiscal year of the Corporation shall terminate on the 31st day of July in each year.

12.  EFFECTIVE DATE

12.1 EFFECTIVE DATE. This By-law 2002-1 is effective from the date of the resolution of the directors adopting same and shall continue to be effective until the next annual and special meeting of shareholders of the Corporation. If By-law 2002-1 is confirmed, By-law 2002-1 shall continue in effect in the form in which it was so confirmed.

12.2 REPEAL. Upon the date of By-law 2002-1 coming into force, By-law No.1 of the Corporation, as amended, shall be repealed, provided that such repeal shall not affect the previous operation of any By-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under the validity of any contract or agreement made pursuant to any By-law prior to its repeal. All officers and persons acting under any By-law so repealed shall continue to act as appointed under the provisions of By-law 2002-1 and all resolutions of the shareholders or of the directors with continuing effect passed under any repealed By-law shall continue to be valid except to the extent inconsistent with By-law 2002-1.

13.  INTERPRETATION

13.1 In this By-law, wherever the context requires or permits, the singular shall include the plural and the plural the singular; the word "person" shall include firms and corporations, and masculine gender shall include the feminine and neuter genders. Wherever reference is made to any determination or other action by the directors such shall mean determination or other action by or pursuant to a resolution passed at a meeting of the directors, or by or pursuant to a resolution consented to by all the directors as evidenced by their signatures. Wherever reference is made to the "Canada Business Corporations Act" or the "Act", it shall mean the CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44 and every other act or statute incorporated therewith or amending the same, or any act or statute substituted for it. Unless the context otherwise requires, all words used in this By-law shall have the meanings given to such words in the Act.

     By-law 2002-1 was approved by the directors of the Corporation at a meeting held on November 4, 2002.

                              SAND TECHNOLOGY INC.
                                      PROXY

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF SAND TECHNOLOGY INC. (THE "CORPORATION") AND WILL BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS (THE "MEETING") OF THE CORPORATION TO BE HELD ON TUESDAY, DECEMBER 17, 2002 AND AT EVERY ADJOURNMENT THEREOF.

The undersigned shareholder of Sand Technology Inc. hereby appoints Arthur G. Ritchie, Chairman of the Board of the Corporation, or failing him, George Wicker, a director of the Corporation, or failing him, Georges Dube, Secretary of the Corporation, or instead of any of them _______________________________ , with full power of substitution, as the proxy of the undersigned to attend, act and vote all Class A Common Shares held of record by the undersigned, at the Annual and Special Meeting of the Shareholders of the Corporation, to be held on Tuesday, December 17, 2002 at 10:00 o'clock (Montreal time) in the morning at the offices of Lavery, de Billy, 40th Floor, 1 Place Ville Marie, Montreal, Quebec, Canada, and at every adjournment of the meeting. Without limiting the general authorization and powers given by this proxy, the undersigned hereby directs each of persons named as proxy to vote as follows:

1. VOTE FOR / / or WITHOLD FROM VOTING / / with regard to the election as Directors of Josephine Munroe, Arthur G. Ritchie, Douglas S. Pryde, Jerome Shattner, Martin Shindler and George Wicker.

2. VOTE FOR / / or WITHOLD FROM VOTING / / with regard to the appointment of Deloitte & Touche, as auditors of the Corporation and authorization for the directors of the Corporation to fix their remuneration.


3. VOTE FOR / / or VOTE AGAINST / / with regard to the confirmation of the new By-Laws of the Corporation.

4. At the discretion of the said proxy, upon any amendment to the matters identified above or other matters that may properly come before the Meeting, or any adjournment of the Meeting.

THE SHARES REPRESENTED BY THIS PROXY SHALL BE VOTED, WHERE DESIGNATED, IN THE MANNER SO DESIGNATED. IF NO DESIGNATION IS MADE, THIS PROXY WILL BE VOTED IN FAVOUR OF EACH PROPOSAL. ANY PROXIES GIVEN PRIOR TO THE DATE BELOW ARE HEREBY REVOKED.

                                   Dated this ______ day of _______________ 2002


                                   _____________________________________________
                                                NAME OF SHAREHOLDER
                                                    (print name)


                                   _____________________________________________
                                            SIGNATURE OF THE SHAREHOLDER

                                   YOU HAVE THE RIGHT TO APPOINT A PERSON (WHO
                                   NEED NOT BE A SHAREHOLDER) OTHER THAN A
                                   PERSON DESIGNATED IN THIS FORM OF PROXY TO
                                   ATTEND AND ACT FOR YOU AT THE MEETING. YOU
                                   MAY EXERCISE THAT RIGHT BY INSERTING THE NAME OF YOUR DESIRED REPRESENTATIVE IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF THE NOMINEES OF MANAGEMENT. ANOTHER APPROPRIATE FORM OF PROXY MAY BE SUBMITTED.

                                   The Form of Proxy must be signed by the
                                   shareholder or his/her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney duly authorized. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such. A partnership should sign in the partnership name by an authorized person(s).

                                   IN ORDER TO BE VALID, PROPERLY EXECUTED FORMS OF PROXY MUST BE DEPOSITED WITH CIBC MELLON TRUST COMPANY, 200 QUEEN'S QUAY EAST, UNIT 6, TORONTO, ONTARIO, CANADA M5A 4K9, NO LATER THAN THE CLOSE OF BUSINESS ON FRIDAY, DECEMBER 13, 2002 OR, IF THE MEETING IS ADJOURNED, FORTY-EIGHT (48) HORS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE ANY ADJOURNED MEETING.

                                   THIS FORM OF PROXY SHOULD BE DATED AND THE
                                   SIGNATURE ON IT SHOULD BE EXACTLY THE SAME AS ON THE SHARE CERTIFICATE. IF THIS FORM OF PROXY IS NOT DATED, IT SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS MAILED BY THE CORPORATION.

                              SAND TECHNOLOGY INC.


                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             SAND TECHNOLOGY INC.



November 13, 2002                            /s/ Arthur Ritchie
                                             -----------------------------------
                                             Arthur Ritchie
                                             Chairman of the Board, President
                                             and Chief Executive Officer


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